Exhibit 99.3

PROXY CIRCULAR

Annual Meeting - May 3, 2012

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting of shareholders of Manulife Financial Corporation on May 3, 2012 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company’s financial performance in 2011 and highlights of the Company’s results for the first quarter of 2012.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Gail C.A. Cook-Bennett	Donald A. Guloien
Chair of the Board of Directors	President and Chief Executive Officer
March 13, 2012

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MOMENT TO VOTE.

MANULIFE FINANCIAL CORPORATION

This Document Contains:

•	Notice of Annual Meeting
•	Proxy Circular

Manulife Financial Corporation Proxy Circular	1

NOTE:    Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular	2

Notice of Annual Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date: Time: Place:	Thursday, May 3, 2012 11:00 a.m. Eastern Time Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, ON Canada

Business of the Annual Meeting of Common Shareholders (the “Meeting”)

At the Meeting, Shareholders will be asked to:

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2011, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2012;

4.      Approve the advisory resolution to accept the Company’s approach to executive compensation disclosed in the Proxy Circular; and

5.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer

Corporate Secretary

March 13, 2012

Important

On March 13, 2012, the record date for the meeting, 1,801,113,056 common shares were outstanding and eligible to be voted at the meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or Computershare Shareowner Services LLC, no later than 5:00 p.m. Eastern Time on May 1, 2012, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

Manulife Financial Corporation Proxy Circular	3

Management Proxy Circular

Voting Information

Who May Vote

You are entitled to vote at the Annual Meeting (the “Meeting”) if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 13, 2012. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Common Shares cannot be voted either in person or by proxy if they are beneficially owned by:

•	The Government of Canada or a provincial government or any of their agencies;
•	The government of a foreign country or any political subdivision or any of their agencies; or
•	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Type of Shareholder

How you vote depends on whether you are a registered or non-registered shareholder. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered Shareholder - You are a registered shareholder if your Common Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your Common Shares through direct registration in the United States.

Non-Registered Shareholder - You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your Common Shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your Common Shares that will contain either:

•

A proxy form for the number of Common Shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

•	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your Common Shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

How to Vote - Registered Shareholders

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting - You may attend the Meeting and vote in person. To vote Common Shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or Computershare Shareowner Services LLC (“Computershare”), authorizing you to do so.

2.	By Proxy - If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your Common Shares. You may convey your voting instructions by:

•	Internet (Worldwide) - Go to the website indicated on the proxy form and follow the instructions;

•	Telephone (North America) - Call the toll free number indicated on the proxy form and follow the voice instructions; or

•	Mail (Worldwide) - Complete the proxy form in full, sign and return it in the envelope provided.

Manulife Financial Corporation Proxy Circular	4

(b)	You have the right to appoint some other person or company to attend the Meeting and vote your Common Shares on your behalf. You may do this either by:

•	Internet (Worldwide) - Go to the website indicated on the proxy form and follow the instructions; or

•

Mail (Worldwide) - Print your appointee’s name in the blank space on the proxy form and indicate how you would like your Common Shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

If you appoint someone other than the management representatives to vote your Common Shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form.

How to Vote - Non-Registered Shareholders

As a non-registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting
(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you received a proxy form from your intermediary, insert your name in the blank space provided on the form, sign the proxy form if it has not been signed by the intermediary and return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you received a voting instruction form, follow the instructions on it.

2.	By Proxy
(a)	If you hold a Share Ownership Statement or if you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by proxy. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “How to Vote - Registered Shareholders - By Proxy”; or

(b)	If you received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or Computershare, no later than 5:00 p.m. Eastern Time on Tuesday, May 1, 2012, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the Meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your Common Shares.

In connection with any ballot that may be conducted, the Common Shares represented by your proxy form or voting instruction form will be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your Common Shares as your proxyholder sees fit on these matters.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your Common Shares will be voted as follows:

•	FOR the election of the Director nominees set out in this Proxy Circular;
•	FOR the appointment of auditors;
•	FOR the advisory resolution accepting the Company’s approach to executive compensation disclosed in this Proxy Circular; and
•	FOR management’s proposals generally.

Revoking a Proxy

If you wish to revoke your vote on or before May 1, 2012, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, North Tower 10, Toronto, ON, Canada, M4W 1E5 at any time up to and including May 2, 2012, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes and do not disclose individual shareholder votes or proxies to the

Manulife Financial Corporation Proxy Circular	5

Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents provide the Company with a status report on the total number of proxies received and the votes cast in respect of each item of business to be considered at the Meeting.

Voting Results

Following the meeting, a report on the voting results will be available on our website at www.manulife.com/governance and will be filed with Canadian Securities Administrators at www.sedar.com.

Number of Common Shares Outstanding

As of the record date, March 13, 2012, there were 1,801,113,056 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five per cent of the voting rights attached to any class of shares of the Company.

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2013

The final date for submitting shareholder proposals to the Company is December 13, 2012.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Meeting, please contact CIBC Mellon, Computershare or the authorized agent nearest you:

Canada:	CIBC Mellon:	1-800-783-9495

United States:	Computershare:
1-800-249-7702

Hong Kong:	Registered Shareholders:
Computershare Hong Kong Investor
Services Limited:
852-2862-8555

Share Ownership Statement Holders:
The Hongkong and Shanghai Banking Corporation:
852-2288-8355

Philippines:	The Hongkong and Shanghai Banking Corporation Limited:
	PLDT:	632-581-7595
	GLOBE:	632-976-7595

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Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2011, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 17 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2013.

Directors’ attendance at Board and committee meetings held in 2011 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2012 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2011, fees charged by Ernst & Young to the Company and its subsidiaries were $28.8 million, compared with $25.6 million in 2010.

	Year ended December 31, 2011 ($ in millions)	Year ended December 31, 2010 ($ in millions)
Audit fees[1]	$25.6	$23.5
Audit-related fees[2]	2.3	1.1
Tax fees[3]	0.2	0.8
All other fees[4]	0.7	0.2
Total	$28.8	$25.6

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, adoption of International Financial Reporting Standards (“IFRS”) including the audit of the January 1, 2010 balance sheet, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes passive foreign investment company (“PFIC”) identification services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board has provided shareholders with a non-binding, advisory vote on the Company’s executive compensation policy at the Annual Meeting in 2012, as it has done at each of the past two annual meetings held.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 32. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2011. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2012 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

Note:

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	7

Board Succession and Director Nominee Expertise

Board Succession

The Corporate Governance and Nominating Committee engages in the following process to identify the diversity of Director experience that, in the Board’s view, is necessary for this global financial institution and to select Director candidates who have this expertise:

•

Recommends competencies and experience, taking into consideration the Company’s strategic focus and emerging issues and continuously reviews these requirements to meet the Company’s changing needs. Identifying the selection criteria in advance allows the Board flexibility to move quickly when excellent qualified individuals become available, and to deliberately recruit against these specifications.

•	Recommends candidates with complementary experience, taking into consideration any identified gaps.

•	Maintains an evergreen list of potential candidates who meet the experience criteria.

(See “Statement of Corporate Governance Practices - Nomination of Directors” section on page 60 for additional details.)

The Board has been engaged in a Board renewal process for the past 4 years, to replace several retiring Directors reaching the mandatory retirement age of 72 over the next few years. The Board increased its size so that there would be an overlap of new and retiring Directors. This is intended to ensure a smooth transition, including maintaining the critical competencies of the Board.

Board Diversity

Diversity of Board members is the result of the extensive search for potential Directors whose backgrounds fit the Company’s strategic and business challenges. The Corporate Governance and Nominating Committee, in actively managing the Board succession, retained an executive search firm to provide guidance and assistance in considering expanded sources for director talent. The committee analyzed the experience and competencies of the retiring Directors and the changing needs of the Company and recommended that in addition to having integrity, good judgment, financial knowledge and sufficient time available, candidates’ experience include the critical and diverse competencies referred to in the “New Directors’ Experience” chart below.

The result of this renewal process was the appointment of seven new Directors over the past four years with the identified diversity of skills and expertise noted below and which included three women and a resident of Singapore.

New Directors’ Experience

Areas of Director Experience	Linda Bammann[1]	Joseph Caron	Sheila Fraser	Tsun-yan Hsieh	Donald Lindsay	John Palmer	Andrea Rosen
Senior Executive	✓	✓	✓	✓	✓	✓	✓
Human Resources		✓	✓	✓	✓	✓	✓
Financial	✓	✓	✓	✓	✓	✓	✓
Global Financial, Investments	✓				✓		✓
Risk Management	✓		✓		✓	✓	✓
Asia		✓		✓	✓	✓
Public Sector		✓	✓			✓

[1]	Linda Bammann will not be standing for re-election at the Meeting.

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Experience Matrix for Director Nominees and the Board

The following table identifies the diverse experience of the Board and individual nominees in those areas identified by the Board as being important for the Company.

Experience Matrix for Director Nominees and the Board

The following table identifies the diverse experience of the Board and individual nominees in those areas identified by the Board as being important for the Company.

Areas of Director Experience Identified by the Board as Necessary For the Board of a Global Financial Services Company Joseph Caron John Cassaday Gail Cook-Bennett Donald Guloien Thomas d’Aquino Richard DeWolfe Robert Dineen Sheila Fraser Scott Hand Robert Harding Luther Helms Tsun-yan Hsieh Donald Lindsay Lorna Marsden John Palmer Andrea Rosen Hugh Sloan

Senior Executive (All) Broad business experience as a senior officer or chair of the board of a major organization (public, private, non-profit)

Other Directorships (Majority) Director of a major organization

Public Sector (Minimum 2) Including a Crown Corporation, educational institution, or any other non-commercial organization

Financial Experience (Majority) Based on the definitions of financial literacy or expert for members of the Audit Committee under securities laws

Risk Management Experience (Minimum 4) Experience in identifying principal risks of an organization and the oversight or management of risk management system may have been gained as a CEO, risk management executive or member of a board risk committee of a public company

Global Financial Services Executive, Knowledge of Investment Management (Minimum 4) Experience in the financial services industry or experience overseeing complex financial transactions and investment management

Asia Operations/Governance (Minimum 3) Experience gained through direct involvement with business or regulatory operations in Asia

U.S. Operations/Governance (Minimum 4) Experience gained through direct involvement with business or regulatory operations in the United States

Human Resources Management & Executive Compensation (Minimum 3) Experience overseeing compensation design either as a CEO, CFO, senior human resources executive or consultant, or member of a board compensation committee of a public company

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Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance, public board memberships and mandatory retirement date is provided in the biographical charts below. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 20), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements5 (see Share Ownership Guidelines under Director Compensation on page 20). All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C. A. Cook-Bennett - Independent
Age: 71 Toronto, ON Canada Director Since: 1978 Mandatory Retirement: 2013

Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours) from Carleton University and a PhD (Economics) from the University of Michigan. She has been appointed to the Order of Canada, holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and has been honoured as a Fellow of the Institute of Corporate Directors. She is currently a member of the board of directors of Emera Inc. and the Institute of Corporate Directors.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial and Risk Management • Global Financial Services Executive/Knowledge of Investment Management
	Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Emera Inc.	2004 - Present
	Corporate Governance & Nominating			5 of 5	100%	Petro-Canada	1991 - 2009
	Public Board Interlocks:
	Gail Cook-Bennett and Andrea Rosen serve on the board of Emera Inc. Gail Cook-Bennett will retire from the board of Emera Inc. in June 2012 having completed an extension beyond Emera Inc.’s normal director retirement age.
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	25,000	22,915	47,915		$606,125	$450,000
	2011	25,000	9,496	34,496		$552,626
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

[1]	“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.
[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 13, 2012 and March 15, 2011, respectively.
[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 13, 2012 and March 15, 2011, as applicable.
[4]	“Total Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 13, 2012 ($12.65) and March 15, 2011 ($16.02), respectively, times the number of Common Shares and DSUs outstanding as of those dates, except for Joseph Caron, Thomas d’Aquino and John Palmer, where the Total Value of Common Shares and DSUs on March 13, 2012 and on March 15, 2011, is the acquisition cost of Common Shares and grant value of DSUs, as permitted by the Company’s Share Ownership Guidelines (see page 20).
[5]	Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines.
[6]	Gail Cook-Bennett, as Chair of the Board, was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

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Donald A. Guloien – Not Independent (Management)
Age: 54 Toronto, ON Canada Director Since: 2009 Mandatory Retirement: 2029

Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior Research Analyst, Corporate Planning and during his more than 30-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian Council of Chief Executives, a member of The Geneva Association, a Director of the Canadian Life and Health Insurance Association and a former director of LIMRA International.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:[7]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10[7]	100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	123,720	179,582	303,302		$3,836,770	See Executive Share Ownership Guidelines (page 34)
	2011	123,720	172,777	296,497		$4,749,882
	Options Held: See “Statement of Executive Compensation” Section

Joseph P. Caron - Independent
Age: 64 Vancouver, BC Canada Director Since: 2010 Mandatory Retirement: 2020

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010, Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of Ottawa.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	None
	Management Resources & Compensation			6 of 7	86%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[8]
	2012	0	8,564	8,564		$119,482	$450,000
	2011	0	1,276	1,276		$20,442
	Options Held (Director option grants discontinued in 2004): Nil

[7]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2011 was for independent Directors only.
[8]	In accordance with the Share Ownership Guidelines (see page 20), Joseph Caron has elected to receive 50% of his compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	11

John M. Cassaday - Independent
Age: 58 Toronto, ON Canada Director Since: 1993 Mandatory Retirement: 2025

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK. Mr. Cassaday is currently a member of the board of directors of Corus Entertainment Inc. and Sysco Corporation. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Corus Entertainment Inc.	1999 - Present
	Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 - Present
	Management Resources & Compensation (Chair9)			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	20,000	73,410	93,410		$1,181,637	$450,000
	2011	20,000	57,362	77,362		$1,239,339
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

Thomas P. d’Aquino - Independent
Age: 71 Ottawa, ON Canada Director Since: 2005 Mandatory Retirement: 2013

Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. He is a Distinguished Lifetime Member of the Canadian Council of Chief Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation. Mr. d’Aquino is currently a member of the board of directors of CGI Inc.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	CGI Inc.	2006 - Present
	Audit			3 of 3[10]	100%
	Conduct Review & Ethics			2 of 2[10]	100%
	Corporate Governance & Nominating			5 of 5	100%
	Management Resources & Compensation			2 of 2[10]	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	6,190	29,221	35,411		$996,781	$450,000
	2011	6,190	28,114	34,304		$981,980
	Options Held (Director option grants discontinued in 2004): Nil

[9]	John Cassaday was appointed Chair of the Management Resources and Compensation Committee upon the retirement of Gordon Thiessen at the 2011 Annual Meeting.
[10]	Thomas d’Aquino was re-appointed to the Management Resources and Compensation Committee and resigned from the Audit Committee and Conduct Review and Ethics Committee effective November 2, 2011.

Manulife Financial Corporation Proxy Circular	12

Richard B. DeWolfe - Independent
Age: 68 Westwood, MA U.S.A. Director Since: 2004 Mandatory Retirement: 2016

Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is a Trustee of Boston University and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University. Mr. DeWolfe is currently a member of the board of directors of Avantair, Inc. Mr. DeWolfe holds an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance:100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Avantair, Inc.	2009 - Present
	Audit (Chair)			5 of 5	100%
	Conduct Review & Ethics (Chair)			3 of 3	100%
	Risk			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	14,000	64,168	78,168		$ 988,825	$450,000
	2011	14,000	53,877	67,877		$1,087,390
	Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. - Independent
Age: 71 Sherman, CT U.S.A. Director Since: 1999 Mandatory Retirement: 2013

Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Asia and Latin America and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business and as a specialist in U.S. and international private banking and financial transactions.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance:100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Nova Chemicals Corporation	1998 - 2009
	Audit			5 of 5	100%
	Conduct Review & Ethics			3 of 3	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	29,000	37,454	66,454		$ 840,643	$450,000
	2011	29,000	36,034	65,034		$1,041,845
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

Manulife Financial Corporation Proxy Circular	13

Sheila S. Fraser - Independent
Age: 61 Ottawa, ON Canada Director Since: 2011 Mandatory Retirement: 2023

Sheila Fraser is currently a Corporate Director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011. Prior to joining the Office of the Auditor General as Deputy Auditor General in 1999, she was a partner at Ernst and Young for 18 years. Her contributions to the accounting and auditing profession include her current role as member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB). She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Ms. Fraser earned a Bachelor of Commerce from McGill University, is a Chartered Accountant and among her many honours has received the designation “Fellow” from the Institute of Chartered Accountants of Ontario and the Ordre des comptables agréés du Québec.

Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Risk Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			2 of 2[11] 2 of 2[11] 1 of 1[11]	100% 100% 100%	None
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[12]
	2012	580	1,544	2,124		$26,869	$450,000
Options Held (Director option grants discontinued in 2004): Nil

Scott M. Hand - Independent
Age: 69 Toronto, ON Canada Director Since: 2007 Mandatory Retirement: 2015

Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand is currently a member of the board of directors of Legend Gold Corp., Royal Coal Corp. and Royal Nickel Corporation. Mr. Hand also serves on the boards of Boyd Technologies LLC (non-woven materials), the World Wildlife Fund Canada and a number of private companies in the mineral resource sector. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.

Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 80%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation Risk			8 of 11[13] 6 of 7[13] 6 of 7[13]	73% 86% 86%	Fronteer Gold Inc. Inco Limited Legend Gold Corp. Royal Coal Corp. Royal Nickel Corporation	2007 - 2011 1991 - 2007 2011 - Present 2009 - Present 2008 - Present
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	30,000	20,767	50,767		$642,203	$450,000
	2011	30,000	14,171	44,171		$707,619
Options Held (Director option grants discontinued in 2004): Nil

[11]	Sheila Fraser was appointed to the Board on November 2, 2011.
[12]	In accordance with the Share Ownership Guidelines (see page 20), Sheila Fraser has elected to receive 50% of her compensation in equity until the minimum threshold is met.
[13]	Scott Hand was unable to attend the following February 2011 meetings due to surgery: 3 Board, 1 Risk Committee and 1 Management Resources and Compensation Committee.

Manulife Financial Corporation Proxy Circular	14

Robert J. Harding, FCA – Independent
Age: 54 Toronto, ON Canada Director Since: 2008 Mandatory Retirement: 2030

Robert Harding is Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield Group of Companies. Mr. Harding was previously Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President & Chief Executive Officer. Mr. Harding also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield and is currently a member of the board of directors of NexJ Systems Inc. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the Board of Governors of the University of Waterloo, Chair of the Board for the Hospital for Sick Children and a member of the Board of Trustees for the Art Gallery of Ontario.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 81%		Public Board Membership During Last Five Years:
	Board of Directors			9 of 11	82%	Brookfield Asset Management Inc.	1992 - Present
	Audit			4 of 5	80%	Norbord Inc.	1998 - Present
	Conduct Review & Ethics			2 of 3	67%	NexJ Systems Inc.	2011 - Present
	Risk			6 of 7	86%	Fraser Papers Inc.[1][4]	2004 - 2009
						Western Forest Products Inc.	2006 - 2009
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	16,000	35,885	51,885		$656,345	$450,000
	2011	16,000	22,405	38,405		$615,248
	Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms – Independent
Age: 68 Scottsdale, AZ U.S.A. Director Since: 2007 Mandatory Retirement: 2016

Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is currently a member of the board of directors of ABM Industries Incorporated. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	ABM Industries Incorporated	1995 - Present
	Audit			5 of 5	100%
	Conduct Review & Ethics			3 of 3	100%
	Corporate Governance & Nominating			5 of 5	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	2,100	40,112	42,212		$533,982	$450,000
	2011	2,100	32,098	34,198		$547,852
	Options Held (Director option grants discontinued in 2004): Nil

[14]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 15, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

Manulife Financial Corporation Proxy Circular	15

Tsun-yan Hsieh - Independent
Age: 59 Singapore, Singapore Director Since: 2011 Mandatory Retirement: 2025

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership counseling. Mr. Hsieh, a resident of Singapore, has extensive experience in international business, leadership development and corporate transformation. Mr. Hsieh was Director of McKinsey & Company from 1980 to 2008 and Special Advisor at McKinsey & Company from 2008 to 2010. During his 30-year career with McKinsey & Company, he founded the McKinsey Center for Asian Leadership and worked with clients in more than 30 countries and industries. Mr. Hsieh is currently a member of the board of directors of Sony Corporation and Bharti Airtel Limited. He is a member of the Management Advisory Board at the School of Business and an adjunct professor of leadership at the Lee Kuan Yew School of Public Policy, both at the National University in Singapore. He has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Asia, U.S. Operations/Governance • Human Resources Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			3 of 3[15]	100%	Sony Corporation	2008 - Present
	Management Resources & Compensation			2 of 2[15]	100%	Bharti Airlet Limited	2010 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[16]
	2012	0	2,434	2,434		$30,790	$450,000
	Options Held (Director option grants discontinued in 2004): Nil

Donald R. Lindsay – Independent
Age: 53 Vancouver, BC Canada Director Since: 2010 Mandatory Retirement: 2031

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Mr. Lindsay is currently a member of the board of directors of Teck Resources Limited. He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk			11 of 11 3 of 3[17] 2 of 2[17] 2 of 2[17]	100% 100% 100% 100%	Teck Resources Limited Fording Canadian Coal Trust	2005 - Present 2005 - 2008
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[18]
	2012	20,000	8,766	28,766		$363,890	$450,000
	2011	20,000	2,484	22,484		$360,194
	Options Held (Director option grants discontinued in 2004): Nil

[15]	Tsun-yan Hsieh was appointed to the Board on October 1, 2011.
[16]	In accordance with the Share Ownership Guidelines (see page 20), Tsun-yan Hsieh has elected to receive 100% of his Annual Board Retainer in equity until the minimum threshold is met.
[17]	Donald Lindsay was appointed to the Risk Committee and resigned from the Audit Committee and Conduct Review and Ethics Committee effective November 2, 2011.
[18]	In accordance with the Share Ownership Guidelines (see page 20), Donald Lindsay has elected to receive 50% of his compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	16

Lorna R. Marsden - Independent
Age: 70 Toronto, ON Canada Director Since: 1995 Mandatory Retirement: 2014

Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University and a number of honorary Doctor of Laws degrees. Dr. Marsden is currently a member of the board of directors of SNC-Lavalin Group Inc. and of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Canada in 2006 and the Order of Ontario in 2009.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial
	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 11	91%	SNC-Lavalin Group Inc.	2006 – Present
	Management Resources & Compensation			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	38,664	24,173	62,837		$794,888	$450,000
	2011	38,664	23,257	61,921		$991,974
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

John R.V. Palmer – Independent
Age: 68 Toronto, ON Canada Director Since: 2009 Mandatory Retirement: 2016

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer is currently a member of the board of directors of several non-public organizations including Central Provident Fund Board of Singapore.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial and Risk Management • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk (Chair)			11 of 11 5 of 5 3 of 3 7 of 7	100% 100% 100% 100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Met
	2012	0	30,470	30,470		$452,257	$450,000
	2011	0	14,552	14,552		$235,802
	Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	17

Andrea S. Rosen - Independent
Age: 57 Toronto, ON Canada Director Since: 2011 Mandatory Retirement: 2027

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation. Ms. Rosen is currently a member of the board of directors of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited. She has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			4 of 4[19] 3 of 3[19] 2 of 2[19]	100% 100% 100%	Emera Inc. Hiscox Limited	2007 – Present 2006 – Present
Public Board Interlocks:
Gail Cook-Bennett and Andrea Rosen serve on the board of Emera Inc. (until June 2012, when Gail Cook-Bennett plans to retire from the Emera Inc. board).
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[20]
	2012	11,500	5,686	17,186		$217,403	$450,000
Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. – Independent
Age: 71 Bloomfield Village, MI U.S.A. Director Since: 1985 Mandatory Retirement: 2013

Hugh Sloan is Chairman of Spartan Motors Inc., a leader in the design, engineering and manufacturing of custom chassis and vehicles for the emergency-rescue, recreational vehicle and specialty vehicle markets. Mr. Sloan was the Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan is currently a member of the board of directors of Wescast Industries Inc., and a number of Canadian and American corporate organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Corporate Governance & Nominating (Chair) Management Resources & Compensation			11 of 11 5 of 5 7 of 7	100% 100% 100%	Spartan Motors, Inc. Wescast Industries Inc.	2007 – Present 1998 – Present
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	14,420	47,362	61,782		$781,542	$450,000
	2011	14,420	38,706	53,126		$851,079
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

[19]	Andrea Rosen was appointed to the Board on August 6, 2011.
[20]	In accordance with the Share Ownership Guidelines (see page 20), Andrea Rosen has elected to receive 100% of her compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	18

Director Attendance

Directors are expected to attend the Annual Meeting, the Board meetings and the meetings of committees on which they serve, unless circumstances make it impossible to do so. The attendance of Directors nominated for re-election is set out above in the biographical charts. For the year ended December 31, 2011, average attendance of all Director Nominees at Board and committee meetings was 97 per cent and 97 per cent, respectively.

Summary of Board and Committee Meetings Held in 2011

Board/Committee	Regular Meetings
• Board of Directors	11
• Audit Committee	5
• Conduct Review & Ethics Committee	3
• Corporate Governance & Nominating Committee	5
• Management Resources & Compensation Committee	7
• Risk Committee	7

Director Attendance – Not Standing for Re-Election

Linda Bammann will not stand for re-election for business and personal reasons. The Board is very appreciative of the productive contribution of Ms. Bammann to the Board, the Risk Committee and the Management Resources and Compensation Committee.

Director	Board/Committee Membership	Attendance
Linda B. Bammann (Retiring May 3, 2012)	Board Management Resources & Compensation Risk	11 of 11 7 of 7 7 of 7	100% 100% 100%

Director Compensation

Directors who are officers of the Company do not receive compensation as Directors. In 2011, non-executive Directors received compensation in accordance with the following Board approved fee schedule.

Annual Retainers and Meeting Fees	Amount[3]
Annual Retainer for Chair of the Board[1]	$350,000
Annual Board Retainer[2]	$110,000
Additional Annual Retainers:
• Chair of Audit Committee	$30,000
• Chair of Conduct Review & Ethics Committee	$5,000
• Chair of Corporate Governance & Nominating Committee	$20,000
• Chair of Management Resources & Compensation Committee	$30,000
• Chair of Risk Committee	$30,000
• Member of Audit Committee	$8,000
• Member of Conduct Review & Ethics Committee	$5,000
• Member of Corporate Governance & Nominating Committee	$5,000
• Member of Management Resources & Compensation Committee	$8,000
• Member of Risk Committee	$8,000
Meeting Fees:
• Each Board Meeting Attended	$2,000
• Each Committee Meeting Attended	$1,500
• Each Committee Seminar (not held during the regularly scheduled Board and Committee meeting times (all Committees))	$1,500
Travel Fees (per 8 hour day of travel to and from the Board meetings)[4]	$1,000

[1]	The Chair receives this Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.
[2]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

[3]

Amounts paid are for services to both the Company and Manufacturers Life. All meetings of the Boards of Directors and the committees of the Company and Manufacturers Life are held concurrently. The payment of the fees is shared equally between the two companies.

[4]

The travel allowance paid to Directors to compensate them for time traveled to and from meetings was changed October 1, 2011. Previously, Directors were paid a travel allowance of $500, $750 or $1,250 per trip dependant on distance traveled.

Note:	Directors are also reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Manulife Financial Corporation Proxy Circular	19

Compensation Determination

Director compensation is designed to competitively compensate Directors, consistent with the size and complexity of the Company and the expected contribution of the Directors, and to promote alignment with shareholder interests by requiring Directors to meet the Share Ownership Guidelines (described below). Director compensation is reviewed every two years by the Board with the assistance of the Corporate Governance and Nominating Committee and the advice of its independent consultant, Hugessen Consulting Inc. (“Hugessen Consulting”) with the objective of properly aligning the interests of Directors with the long-term interests of the Company. In reviewing Director compensation, the committee considers the time commitment and the responsibilities of Directors. Director compensation is designed to be competitive with Canadian financial institutions and other large Canadian-based global companies with comparable scope and complexity. The committee recommends changes to the amount or structure of Director compensation to the Board for approval. In October 2011, the Board, on the recommendation of the committee, amended the travel allowance payable to Directors. A travel allowance is paid to Directors to compensate them for time traveled to and from meetings. Directors are paid a per diem amount of $1,000 per 8 hour day based on the number of days or part days that it took to travel to and from the meetings.

Share Ownership Guidelines

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold equity in the Company having a minimum value of $450,000. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. The Board instituted a new policy starting in 2012 that a new Director must take 100 per cent of his or her Annual Board Retainer in equity (DSUs and Common Shares) until the Director holds equity equal to three times the Annual Board Retainer ($330,000) following which the Director must take 50 per cent of the Annual Board Retainer and fees in equity until the minimum threshold of $450,000 is met. All other Directors must take 50 per cent of the Annual Board Retainer and fees in equity until the minimum threshold of $450,000 is met. Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. See the Director biographical charts starting on page 10 for the amount of equity held by each Director nominee.

Stock Plan for Non-Employee Directors

Non-employee Directors may elect to receive a percentage of their compensation in Common Shares or DSUs instead of cash under the Stock Plan for Non-Employee Directors (the “Stock Plan”). The Stock Plan may be amended provided prior regulatory and shareholder approval are received.

DSUs granted to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 13, 2012. All DSUs are credited with additional units when dividends are paid on Common Shares. As of March 13, 2012, 557,075 DSUs were outstanding and 152,025 Common Shares had been issued under the Stock Plan, each representing less than 0.1% of the outstanding Common Shares as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Stock Plan together with all other share-based compensation arrangements to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares.

2011 Directors’ Compensation

The following table shows the amounts earned by individual non-management Directors in respect of membership on the Board and the committees of the Company and Manufacturers Life for the year ended December 31, 2011:

Director	Annual Fee Breakdown						Allocation of Annual Fees		All Other Compensation ($)[3]		Total Compensation ($)
	Annual Retainer ($)	Committee Chair Retainer ($)	Committee Membership Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Fees Earned ($)[2]	Share-Based Awards ($)[2]
Linda B. Bammann[1]	110,000	0	16,000	22,000	21,000	7,000	87,382	87,382	1,000		175,763
Joseph P. Caron	110,000	0	8,000	22,000	9,000	12,250	80,625	80,625	$16,000	[4]	177,250
John M. Cassaday[5]	110,000	20,000	13,000	22,000	18,000	750	0	183,750	1,000		184,750
Gail C.A. Cook-Bennett	350,000	0	0	0	0	0	175,000	175,000	1,000		351,000
Thomas P. d’Aquino	110,000	0	17,167	22,000	18,000	5,750	172,917	0	1,000		173,917
Richard B. DeWolfe[1]	110,000	35,000	21,000	22,000	22,500	9,000	108,967	108,967	1,000		218,934
Robert E. Dineen, Jr. [1]	110,000	0	13,000	22,000	12,000	8,000	163,806	0	1,000		164,806
Pierre Y. Ducros [6]	38,144	0	2,773	10,000	3,000	1,750	27,834	27,834	3,025		58,692
Sheila S. Fraser [7]	18,333	0	2,166	6,000	4,500	2,000	16,500	16,500	1,000		33,999
Scott M. Hand	110,000	0	16,000	16,000	18,000	750	80,375	80,375	1,000		161,750
Robert J. Harding	110,000	0	21,000	18,000	18,000	750	0	167,750	1,000		168,750
Luther S. Helms[1]	110,000	0	18,000	22,000	19,500	12,250	90,221	90,221	1,000		181,442
Tsun-yan Hsieh	27,500	0	2,000	6,000	4,500	12,000	26,000	26,000	1,000		53,000
Donald R. Lindsay	110,000	0	12,167	22,000	10,500	11,000	82,834	82,834	1,000		166,667
Lorna R. Marsden	110,000	0	8,000	20,000	10,500	750	149,250	0	1,000		150,250
John R.V. Palmer	110,000	30,000	21,000	22,000	22,500	750	0	206,250	1,000		207,250
Andrea S. Rosen	42,861	0	5,046	8,000	7,500	0	0	63,407	1,000		64,407
Hugh W. Sloan, Jr. [1]	110,000	20,000	13,000	22,000	18,000	8,750	95,199	95,199	1,000		191,399
Gordon G. Thiessen [8]	38,144	10,403	7,279	12,000	7,500	1,750	77,076	0	3,025		80,101
											$ 2,964,126[9]

Manulife Financial Corporation Proxy Circular	20

[1]

Directors who are resident outside Canada received their fees in U.S. dollars (shaded numbers indicate U.S. dollars) until March 31, 2011. “Total Compensation ($)” paid from January 1, 2011 to March 31, 2011 was converted to Canadian dollars using an exchange rate of $0.9714 and is included in the “Fees Earned” and “Share-Based Awards”. Effective April 1, 2011, Directors who are resident outside Canada received their fees in Canadian dollars.

[2]

Directors may elect to receive a percentage of their compensation in Common Shares or DSUs instead of cash under the Stock Plan. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash. The amounts referenced in the “Share-Based Awards” column are the fees the Directors elected to receive in DSUs instead of cash.

[3]	In 2011, the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.
[4]	Fee payment awarded to Joseph Caron for his speaking engagement at the May 16, 2011 Manulife Leadership Conference.
[5]	John Cassaday was appointed Chair of the Management Resources and Compensation Committee upon the retirement of Gordon Thiessen at the 2011 Annual Meeting.
[6]	Pierre Ducros retired from the Board of Directors on May 5, 2011. On his retirement, Mr. Ducros was presented with a retirement gift valued at $3,025.
[7]	The Board Meeting Fees for Sheila Fraser include a $2,000 attendance fee paid to Ms. Fraser to attend the Board strategy meeting prior to her appointment to the Board.
[8]	Gordon Thiessen retired from the Board of Directors on May 5, 2011. On his retirement, Mr. Thiessen was presented with a retirement gift valued at $3,025.
[9]

In accordance with by-laws of the Company and Manufacturers Life, the maximum aggregate annual remuneration payable to Directors may not exceed $2,000,000 per company for a combined amount of $4,000,000.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all option-based awards outstanding as of December 31, 2011 to non-employee Directors under our legacy Director Equity Incentive Plan. No options have been granted to non-employee Directors under the Director Equity Incentive Plan other than the stock options granted in 2002. In 2004, the Board permanently discontinued further stock option grants to Directors. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Director Equity Incentive Plan. The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death to a beneficiary or estate. The Director Equity Incentive Plan may be amended provided prior regulatory and shareholder approval are received. The maximum number of Common Shares that may be issued under the Director Equity Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 13, 2012 with 6,000 Common Shares having been issued as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Incentive Plan to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares.

The following table also shows the market value of share-based awards that have vested but not been paid out. As noted on page 20 under “Stock Plan for Non-Employee Directors”, some Directors have elected to receive a portion of their fees in DSUs. The DSUs are fully vested on the grant date but are not payable until the Director is no longer a member of the Board of Directors.

Directors	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[2]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[3]
Current Directors
Linda B. Bammann	-	-	-	-	157,314
Joseph P. Caron	-	-	-	-	79,650
John M. Cassaday	6,000	21.825	July 2, 2012	0	796,499
Gail C. A. Cook-Bennett	6,000	21.825	July 2, 2012	0	248,268
Thomas P. d’Aquino	-	-	-	-	317,048
Richard B. DeWolfe	-	-	-	-	696,223
Robert E. Dineen, Jr.	6,000	21.825	July 2, 2012	0	406,376
Sheila S. Fraser	-	-	-	-	16,752
Scott M. Hand	-	-	-	-	225,322
Robert J. Harding	-	-	-	-	389,352
Luther S. Helms	-	-	-	-	435,215
Tsun-yan Hsieh	-	-	-	-	26,409
Donald R. Lindsay	-	-	-	-	95,111
Lorna R. Marsden	6,000	21.825	July 2, 2012	0	262,277
John R.V. Palmer	-	-	-	-	360,600
Andrea S. Rosen	-	-	-	-	61,693
Hugh W. Sloan, Jr.	6,000	21.825	July 2, 2012	0	513,878
Retired Directors
Lino J. Celeste	6,000	21.825	July 2, 2012	0	0
Pierre Y. Ducros	6,000	21.825	July 2, 2012	0	510,015
Thomas E. Kierans	6,000	21.825	July 2, 2012	0	0
Gordon G. Thiessen	6,000	21.825	July 2, 2012	0	462,525

[1]	The “Option Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.
[2]

The “Value of Unexercised In-the-Money Options” is calculated on the basis of the difference between the Option Exercise Price ($21.825) and the closing price of Common Shares on the TSX as of December 31, 2011 ($10.85) multiplied by the number of unexercised options as of December 31, 2011.

[3]	Value of vested DSUs is calculated based on the closing price of the Common Shares on the TSX on December 31, 2011 ($10.85).

Manulife Financial Corporation Proxy Circular	21

Committee Reports

Report of the Corporate Governance and Nominating Committee

Hugh W. Sloan, Jr. (Chair)	Gail C.A. Cook-Bennett	John M. Cassaday	Thomas P. d’Aquino	Luther S. Helms

RESPONSIBILITIES

The mandate of the Corporate Governance and Nominating Committee requires it to do the following:

•	Review the structure, mandate and composition of the Board and its committees.
•	Recommend areas of expertise for selection of new Director nominees and identify qualified director nominees for Board approval.
•	Assess the effectiveness of the Board, its committees, Chairs and individual Directors.
•	Make succession recommendations for the Chair of the Board.
•	Oversee and recommend the adoption of best practices in corporate governance.
•	Oversee the Director orientation and education programs.
•	Review and recommend Director compensation.

INDEPENDENCE

All the committee members are independent, pursuant to the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

2011 HIGHLIGHTS

In 2011, the committee, in compliance with its charter, accomplished the following:

Meetings

•	Met five times during 2011.
•	The CEO attended the meetings at the invitation of the Chair of the committee, where schedules permitted.
•	Met in camera without management at the end of all meetings except one where the committee agreed it was not required.

Board and Committee Evaluations and 2012 Objectives

•	Reviewed and assessed the Board’s performance against its mandate and its 2011 annual objectives established at the beginning of the year.
•

Carried out the annual evaluation of the Board, the Board committees, the Board and Committee Chairs and the contributions of individual Directors (see Schedule “A” – Statement of Corporate Governance Practices – Board Evaluation on page 63 for a description of the process).

•	Developed objectives for the Board for 2012 using the results of the evaluations. In addition to carrying out the responsibilities established in its mandate, the Board’s 2012 objectives include:

1.	Continue to deepen Manulife’s strategic planning through an enhanced process of strategic discussions throughout the year culminating in the October strategy session.

2.	Increase the focus of the full Board on succession planning for the senior management team.

3.	Continue to focus on the Company’s long-term strategic direction and associated risks and the implementation of divisional strategies.

Corporate Governance

•	The committee seeks to achieve high standards of governance by the continual review and benchmarking of the Company’s governance practices against domestic and international standards.
•	Corporate governance developments were monitored, existing practices were reviewed and recommendations were made to the Board to enhance the Company’s corporate governance program.
•	The committee re-structured the Board meetings to allow for increased time to focus on strategy.

Board and Committee Composition and Succession

•

Continued the Board renewal process to actively manage the Director retirements, including recommending type of expertise required and identifying Director candidates. The committee recommended the appointment of Sheila S. Fraser, Tsun-yan Hsieh and Andrea S. Rosen as Directors. Collectively, these Directors fulfilled the identified Director competencies of senior management experience, financial experience, engagement in public

Manulife Financial Corporation Proxy Circular	22

policy, expertise in human resources, and having an in-depth knowledge of, and experience in Asia.
•	Recommended changes to committee memberships following the appointment of the three new Directors.
•

Completed the biennial review of Directors’ compensation with the advice of Hugessen Consulting, an independent compensation advisor. The committee considered the comparator group, amount and types of fees, currency and the requirement to hold equity. The committee recommended that: there be no fee increase; the peer group continue to include the Canadian banks and insurance companies; that the minimum equity to be held by Directors be increased to $450,000; Directors should receive 50% of their annual retainer and fees in Deferred Share Units (DSUs) until the minimum level is met; that all fees be paid in Canadian dollars; and that all new Directors (appointed after January 1, 2012) receive 100% of the Annual Board Retainer in DSUs until the amount of three times the Annual Board Retainer ($330,000) has been met.

•

Approved fee guidelines amending the travel allowance fee structure to ensure Directors traveling long distances are appropriately compensated and respecting additional retainers for Directors which do not relate to meeting preparation and attendance.

Director Independence

•

Reviewed the independence qualifications of each Director in accordance with the requirements for independence to which the Company is subject (see Schedule “A” Statement of Corporate Governance Practices for independence requirements on page 60). This annual review considered the employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships.

•

Based on a review of the governing definitions of “independence”, the Committee confirmed that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and does not meet the independence standards.

External Consultant

•	During 2011, the committee retained the services of Hugessen Consulting, as noted above.
•	Fees paid to Hugessen Consulting for these services were $21,925. Hugessen Consulting was also retained by the Management Resources and Compensation Committee as described in its report on page 29.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Corporate Governance and Nominating Committee.

Hugh W. Sloan, Jr. (Chair)

John M. Cassaday

Gail C.A. Cook-Bennett

Thomas P. d’Aquino

Luther S. Helms

Manulife Financial Corporation Proxy Circular	23

Report of the Audit Committee

Richard B. DeWolfe (Chair)	Robert E. Dineen, Jr.	Sheila S. Fraser	Robert J. Harding	Luther S. Helms	John R.V. Palmer	Andrea S. Rosen

RESPONSIBILITIES

The Audit Committee assists the Board in its oversight role respecting:

•	The quality and integrity of financial information.
•	The effectiveness of the Company’s internal control over financial reporting.
•	The effectiveness of the Company’s compliance practices.
•	The performance, qualifications and independence of the independent auditor.
•	The review and discussion of guidelines and policies governing the process by which risk assessment and management is undertaken.
•	The performance of the Company’s internal audit function.
•	Legal and regulatory compliance.
•	Executive compensation recommendations made by the Management Resources and Compensation Committee.

INDEPENDENCE

All committee members are independent, pursuant to the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

FINANCIAL LITERACY AND AUDIT COMMITTEE FINANCIAL EXPERTS

The committee and the Board have reviewed the committee membership and determined that, all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under the Sarbanes-Oxley Act of 2002 (“SOX”).

The committee meets in camera with the independent auditor, Chief Auditor and Appointed Actuary to review management’s financial stewardship and risk management and with the General Counsel to review the management of legal and compliance risks.

2011 HIGHLIGHTS

In 2011, the committee, in accordance with its charter, accomplished the following:

Meetings

•	Met five times during 2011.
•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair, where scheduling permitted.
•	Met in camera without management at the end of each meeting.
•

The committee had direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, and the General Counsel. The committee also met with management.

Annual Statement

•

Reviewed and discussed with management and the external auditor, Ernst & Young, and recommended for approval by the Board the 2010 annual audited financial statements and 2011 quarterly unaudited financial reports of the Company.

•	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•

Received the written disclosures from Ernst & Young in accordance with the standards of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board in the United States.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young, based on its disclosure of its relationship with the Company.
•	Recommended the reappointment of Ernst & Young as the Company’s external auditor for approval by the shareholders.
•

In accordance with the Protocol for Approval of Audit and Permitted Non-Audit Services established by the committee, pre-approved recurring audit and non-audit services that were identifiable for the coming year including terms and fees and approved audit and non-audit services proposed during the year.

Manulife Financial Corporation Proxy Circular	24

•	Reviewed the overall scope and plan of the annual audit with Ernst & Young and management and recommended Ernst & Young’s annual compensation to the Board for approval.
•

Reviewed and discussed with management and the independent auditor, management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation on management’s assessment.

•	Met regularly in camera with Ernst & Young.

Internal Audit

•	Reviewed and approved internal audit’s mandate.
•	Reviewed the independence, qualifications, staffing, budget and annual work plan for internal audit.
•	Reviewed internal audit’s periodic reports on its activities and the results of the audits.
•	Met regularly in camera with the Chief Auditor.

Appointed Actuary

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Insurance Companies Act (Canada).
•	Met in camera with the Appointed Actuary.

Financial Reporting

•

Received updates from management on significant changes to the accounting principles and practices including regular monitoring of the implementation of International Financial Reporting Standards, effective January 1, 2011.

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.
•	Reviewed the certification process for annual and interim filings with applicable securities regulatory authorities with the CEO and the CFO.
•	Monitored the Company’s SOX certification requirements and SOX compliance.
•

Financial statements and Management’s Discussion and Analysis were presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provided a report and recommendation to the Board with respect to financial disclosure of the Company.

•

Received reports from the Disclosure Committee and approved the Company’s earnings press releases, quarterly and annual financial statements and quarterly and annual Management’s Discussion and Analysis.

Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•

Received a report from the Chief Risk Officer setting out an overview of the Risk Committee’s and management’s process for risk assessment and management, including the Company’s Enterprise Risk Management framework, risk philosophy and appetite, Company and business unit risk targets; risk considerations embedded in business management and incentive compensation plans; the Company’s risk oversight structure; and the Operational Risk Management framework and program.

•	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.
•	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.
•	Reviewed and discussed the Chief Anti-Money Laundering Officer’s report on the Company’s Anti-Money Laundering/Anti-Terrorist Financing program (the “AML/ATF Program”).
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF Program.
•	Reviewed the Company’s Business Continuity and Disaster Recovery Program.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Thomas P. d’Aquino (Until November 2, 2011)

Robert E. Dineen, Jr.

Sheila S. Fraser (Effective November 2, 2011)

Robert J. Harding

Luther S. Helms

Donald R. Lindsay (Until November 2, 2011)

John R.V. Palmer

Andrea S. Rosen (Effective August 10, 2011)

Gordon G. Thiessen (Retired May 5, 2011)

Manulife Financial Corporation Proxy Circular	25

Report of the Risk Committee

John R.V. Palmer (Chair)	Linda B. Bammann	Richard B. DeWolfe	Scott M. Hand	Robert J. Harding	Donald R. Lindsay

RESPONSIBILITIES

The Risk Committee assists the Board in its oversight role respecting:

•

The Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified.

•	Reviewing and, if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks.
•	Assessing the Company’s programs, procedures and controls in place to manage its principal risks.
•	Reviewing the Company’s compliance with its risk management and legal and regulatory requirements.

INDEPENDENCE

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

2011 HIGHLIGHTS

In 2011, the committee, in accordance with its charter, accomplished the following:

Meetings

•	Met seven times during 2011.
•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair.
•	Met in camera without management at the end of each meeting.

Oversight of Risk Management

•	Reviewed management’s recommendation for the Company’s risk appetite and Enterprise Risk Policy and recommended them to the Board for approval.
•

Reviewed and approved: (a) transactional risk taking authorities delegated to management and any transactions exceeding those authority levels; (b) risk management policies, to seek to ensure they remain appropriate to effectively identify, assess and manage the Company’s principal risks; and (c) the risk targets for principal risks and any exposures exceeding those designated targets.

•

Reviewed reports, presentations and other information presented by the Chief Risk Officer, the Risk Disclosure Committee, the Disclosure Committee, and members of management, related to the Company’s programs, procedures and controls in place to manage its principal risks.

•	Reviewed reports from the Internal Auditor, relating to the adequacy of the Company’s procedures and controls to manage its principal risks.
•	Reviewed the Company’s 2012 Capital Plan.
•	Reviewed the Dynamic Capital Adequacy Testing report prepared by the Chief Actuary.
•	Reviewed information related to the Company’s principal risk exposures and trends.
•	Reviewed compliance with risk management policies and approved certain exceptions and remedial action plans.
•	Reviewed the alignment of the incentive compensation programs and risk management objectives.
•	Reviewed the risk impact of the business plan and new business initiatives, including consistency with the approved risk appetite and related risk management and controls.
•	Received reports on the hedging program.
•	Received the Audit Services Report, the semi-annual Regulatory Compliance Report and the Litigation Report, all of which were presented to the Audit Committee.
•	Met in camera with the Chief Risk Officer.

Oversight of Corporate Risk Management Department Mandate

•

Provided oversight of the Corporate Risk Management department of the Company, including reviewing and approving the mandate of the Chief Risk Officer. The committee satisfied itself that the Corporate Risk Management department had adequate resources and independence to perform its responsibilities.

Charter Review

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Risk Committee.

John R.V. Palmer (Chair)

Linda B. Bammann (Not Standing for Re-election)

Richard B. DeWolfe

Scott M. Hand

Robert J. Harding

Donald R. Lindsay (Effective November 2, 2011)

Manulife Financial Corporation Proxy Circular	26

Report of the Conduct Review and Ethics Committee

Richard B. DeWolfe (Chair)	Robert E. Dineen, Jr.	Sheila S. Fraser	Robert J. Harding	Luther S. Helms	John R.V. Palmer	Andrea S. Rosen

RESPONSIBILITIES

The Conduct Review and Ethics Committee assists the Board in its oversight role respecting:

•	The Company’s ethical standards.
•	Conflicts of interest.
•	Protection of confidential information.
•	Customer complaints.
•	Arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

INDEPENDENCE

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

2011 HIGHLIGHTS

In 2011, the committee, in accordance with its charter, accomplished the following:

Meetings

•	Met three times during 2011.
•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair, where schedules permitted.
•	Met in camera without management at the end of each meeting.

Ethical Standards

•	Carried out its annual review of the Code of Business Conduct and Ethics (“Code”).
•

As part of the annual review of the Code, received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone), the Code training and certification process and the conflict of interest disclosure statements.

•	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.
•	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the procedures for related party transactions and reviewed the Company’s practices to ensure the identification of any material related party transactions.
•	Received a report from management that there were no material related party transactions.
•	Reviewed practices for disclosure of information to customers and dealing with customer complaints.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Conduct Review and Ethics Committee.

Richard B. DeWolfe (Chair)

Thomas P. d’Aquino (Until November 2, 2011)

Robert E. Dineen, Jr.

Sheila S. Fraser (Effective November 2, 2011)

Robert J. Harding

Luther S. Helms

Donald R. Lindsay (Until November 2, 2011)

John R.V. Palmer

Andrea S. Rosen (Effective August 10, 2011)

Gordon G. Thiessen (Until May 5, 2011)

Manulife Financial Corporation Proxy Circular	27

Report of the Management Resources and Compensation Committee

John M. Cassaday (Chair)	Linda B. Bammann	Joseph P. Caron	Thomas P. d’Aquino	Scott M. Hand	Tsun-yan Hsieh	Lorna R. Marsden	Hugh W. Sloan, Jr.

RESPONSIBILITIES

The Management Resources and Compensation Committee assists the Board in its oversight role respecting:

•	The Company’s global human resources strategy, policies and programs.
•

Matters relating to the appropriate utilization of human resources within the Company with special focus on management succession, development, compensation and the evaluation of performance and recommendations for compensation for the CEO and all members of the Executive Committee.

•	Disclosure of relevant information on executive compensation to the Company’s shareholders and other stakeholders.

INDEPENDENCE

•

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

•	In accordance with its charter, no more than one third of the committee’s members are currently a CEO of another public company.

2011 HIGHLIGHTS

In 2011, the committee, in accordance with its charter, accomplished the following:

Meetings

•	Met seven times during 2011 and held one educational seminar on pension governance.
•	The Board Chair, the CEO, other members of management and the committee’s independent advisor Hugessen Consulting attended meetings at the invitation of the committee Chair.
•	Met in camera without management at the end of each meeting.

Compensation Program

•	Completed the annual review of the Company’s compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the Board.
•	Reviewed, modified and approved the peer groups used for assessing compensation for the CEO and the Senior Executive Vice-Presidents (collectively, the “Senior Executives”).
•	Reviewed management’s report on Sales and Investment Incentive Compensation Plan governance.
•	Reviewed internal Audit’s report on the compensation programs against the Financial Stability Board’s Principles for Sound Compensation Practices (“FSB Principles”).

Executive Performance Assessment and Compensation

•	Reviewed and approved the CEO’s annual objectives. Assessed the CEO’s performance against these objectives and recommended compensation awards for the CEO for approval by the Board.
•

Approved the annual objectives and performance assessments of the members of the Executive Committee following a review with the CEO. This included a review of the executives’ contribution to a culture of integrity and their management of risk.

•	Reviewed and approved individual executive compensation awarded to all members of the Executive Committee for 2011.
•

Reviewed and recommended to the Board for approval, the Company’s 2011 compensation policies, programs and payouts. This included the metrics for the balanced scorecard for the Annual Incentive Plan (“AIP”) and the design of the annual and medium-term incentive plans.

•	Confirmed the alignment of the compensation programs and payouts with the risk management objectives of the Company.

Senior Executive and CEO Succession

•	Reviewed the succession plan status for all executive and senior management positions, including the CEO.
•

Assessed the readiness to fill potential vacancies and gaps in the readiness. The results of the succession planning exercise were reported to the Board. (See Talent and Succession Planning and the Statement of Corporate Governance Practices on pages 51 and 60 for a description of Manulife’s succession planning process and philosophy.)

Manulife Financial Corporation Proxy Circular	28

•

Met in camera with the CEO to review the CEO’s direct reports and the potential successors with a focus on qualifications required for the position, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

•	Considered the performance of the CEO and recommended his re-appointment as CEO upon his successful election to the Board at the Annual Meeting.
•

Reviewed and recommended to the Board for approval the appointment of the following executives: EVP and Chief Strategy Officer; EVP and Chief Risk Officer; EVP Strategic Initiatives, U.S. Division; EVP and CFO, U.S. Division; EVP and CFO, Asia Division; EVP and CFO, Canadian Division, all but one of which were filled internally.

External Consultant

The committee has retained Hugessen Consulting to act as its independent advisor and to provide it with advice and guidance on compensation issues since 2006. All work undertaken by Hugessen Consulting was pre-approved by the Chair of the committee.

Hugessen Consulting’s fees for executive compensation consulting services provided to the Management Resources and Compensation Committee in 2011 were $341,199, compared with $537,827 in 2010. Services included participation at committee meetings, a comprehensive review of Senior Executive compensation relative to market practice and reporting on compensation trends. Hugessen Consulting also provided services to the Corporate Governance and Nominating Committee as described in its report on page 22 and does not provide any other services to the Company.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter and made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

The members of the Management Resources and Compensation Committee approved this report and reviewed and recommended to the Board for approval, the “Compensation Discussion and Analysis” section of this Proxy Circular.

John M. Cassaday (Chair)

Linda B. Bammann (Not Standing for Re-election)

Joseph P. Caron

Thomas P. d’Aquino (Effective November 2, 2011)

Pierre Y. Ducros (Retired May 5, 2011)

Scott M. Hand

Tsun-yan Hsieh (Effective October 1, 2011)

Lorna R. Marsden

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	29

To Our Shareholders

Executive compensation decisions are an important function of the Board of Directors and its Management Resources and Compensation Committee. This letter provides an overview of the Company’s approach to executive compensation and demonstrates the alignment between the Company’s 2011 performance and the compensation received by our executives.

Our Approach to Executive Compensation

Manulife’s compensation program is designed to attract and retain talented executives and to focus them on objectives that deliver superior business results. Our approach to executive compensation is guided by several core principles including alignment with Manulife’s business strategy, long-term shareholder value and good governance practices including sound governance controls and solid risk management practices. Compensation and performance are also benchmarked against peer companies to ensure Manulife executives are competitively compensated and we retain top performers.

Our compensation philosophy is to pay for performance. Compensation is tied to the achievement of the Company’s short-term, medium-term and long-term strategic goals. When Manulife performs well, incentive compensation is designed to pay out above target. Conversely, when performance does not meet expectations, incentive payments are reduced or eliminated. Manulife’s executive compensation program consists of the following elements:

•	Base salaries compensate executives for successfully delivering on the requirements of their position.
•	Annual incentives are designed to reward the achievement of Board approved financial goals, operating targets and strategic initiatives and individual performance.
•

Medium-term incentives include Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), which vest within three years and pay out based on share price. PSUs pay out based on the achievement of Board approved targets for capital ratios, net income attributed to shareholders and return on shareholders’ equity (“ROE”). PSUs are subject to performance conditions and may therefore vest with zero value. RSUs serve as a retention tool.

•

Long-term incentives consist of stock options, which are intended to reward value-creating decisions that will in time result in the long-term sustainable performance of the Company and be aligned with growth in long-term shareholder value.

All executives have a percentage of their pay “at-risk”, which means compensation subject to performance conditions or share price. In 2011, 88% of the CEO’s and 80% of the Senior Executive Vice Presidents’ total target compensation was at-risk.

2011 Performance and Compensation

Manulife continued to make progress on its plan to strategically reposition the business to drive long-term shareholder value. Management achieved its three-year product repositioning and materially reduced risk and volatility through hedging activities and strengthening our balance sheet. Manulife also made significant strides in diversifying and rebalancing the product mix to emphasize higher ROE, lower risk businesses. The Company delivered strong growth in our highest priority businesses, particularly wealth management and asset management, and in Asia.

The significant expansion of equity market and interest rate hedging programs helped mitigate most of the impact of financial market volatility on Manulife’s financial results in 2011. However, a goodwill impairment charge and actuarial basis changes further reduced earnings, causing net income to fall well below target.

Based on this performance, the Board assessed management’s achievements to determine the Annual Incentive Plan (“AIP”) payout. While operating targets were met and progress on strategic initiatives exceeded expectations, the financial goals were not achieved, resulting in a Company Performance Score of 82 per cent. In accordance with the AIP formula and the 2011 net income attributed to shareholders of $129 million, the Company Performance Score was reduced from 82% to 53% for the CEO and Senior Executive Vice Presidents. This reflects our belief that the Senior Executives have a greater ability to impact net income than do employees.

At-risk compensation for executives remained aligned with Manulife’s share price performance. Stock options granted in 2001 expired in February 2011 with zero value, and RSU and PSU payouts in 2011 were significantly lower than the original grant values.

2012 Changes to Compensation

The Board has approved a base salary increase of US$100,000 for the CEO Donald Guloien, effective March 1, 2012. This decision, which was made following a review of Mr. Guloien’s strong performance since becoming CEO in 2009, moves the CEO’s compensation closer to the Board’s stated goal of paying executives at the median for Manulife’s peer group.

The medium-term and long-term incentive pay mix for 2012 grants was changed for the members of the Executive Committee to 25% RSUs, 25% PSUs and 50% stock options which is consistent with our peer group. The previous mix was 12.5% RSUs, 37.5% PSUs and 50% stock options.

For 2012, a new clawback policy will apply to all executives at the Vice President level and above. Under this policy, the Board will have the discretion to recoup or cancel incentive compensation in the event of fraud or serious misconduct by an executive.

Compensation Governance

The Board, which is ultimately responsible for all executive compensation decisions, considers compensation recommendations made by the Management Resources and Compensation Committee following the committee’s receipt of advice from the Board’s independent compensation consultant. We regularly review the design of the Company’s compensation plans to ensure alignment with Manulife’s strategic objectives, sound compensation and risk management practices and the interests of our shareholders. An

Manulife Financial Corporation Proxy Circular	30

independent review of our compensation program conducted in 2011 also confirmed Manulife’s alignment with the compensation and risk management principles set out by the Financial Stability Board, the international body that was established to improve the stability of the global financial system.

We engage in discussions with our shareholders and shareholder advocacy groups regarding Manulife’s strategy, governance, and approach to executive compensation. At the 2012 Annual Meeting, we will once again hold a non-binding shareholder advisory vote on our approach to executive compensation, and we look forward to your feedback.

Conclusion

While Manulife fell short of its financial performance targets in 2011, actions taken by management helped to significantly reduce the impact of market forces and effectively position the Company for the future.

The compensation decisions taken by the Board for 2011 rewarded executives for repositioning the business and ensure that the executive compensation program is aligned with the Company’s risk management approach. The Board will continue to monitor Manulife’s executive compensation program to ensure it remains aligned with the interests of shareholders while allowing the Company to attract, motivate and retain talented leaders.

John Cassaday

Chair of the Management Resources

and Compensation Committee

Gail Cook-Bennett

Chair of the Board

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Executive Compensation

Contents:

• Compensation Discussion and Analysis	Page 32
➢ Compensation Program Objectives, Philosophy and Principles	Page 32
➢ Executive Compensation Program	Page 36
➢ Compensation Governance	Page 37
➢ Compensation Decision Process	Page 38
➢ Managing Risk Associated with Compensation	Page 38
➢ 2011 Performance and Incentive Plan Results	Page 39
➢ Named Executive Officers’ Compensation	Page 41
• Summary Compensation Table	Page 45
• Outstanding Share-Based Awards and Option-Based Awards	Page 46
• Incentive Plan Awards - Value Vested or Earned During the Year	Page 47
• Performance Graph	Page 47
• Additional Disclosure	Page 48
• Pension Plans	Page 52
• Termination and Change In Control Benefits	Page 56
• Securities Authorized for Issuance Under Equity Compensation Plans	Page 58
• Directors’ and Executive Officers’ Indebtedness	Page 58

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes Manulife’s executive compensation objectives, philosophy and principles. It also describes the 2011 compensation program and discusses the outcomes it produced with supporting details, including highlights of the Company’s performance in 2011. The Total Compensation paid to the Named Executive Officers (“NEOs”) (Messrs. Guloien, Bell, Rooney, Thomson and Boyle) for 2011 is set out in the Summary Compensation Table on page 45.

Compensation Program Objectives, Philosophy and Principles

Compensation Program Objectives

Manulife’s vision is to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions. The objective of Manulife’s compensation program is to contribute to the Company’s long-term sustainable growth by retaining talented executives and staff, and rewarding superior performance in executing the business strategy.

Compensation Philosophy - Pay for Performance

Manulife’s compensation philosophy is “pay for performance”. Compensation is tied to the achievement of the Company’s short-term, medium-term and long-term strategic goals. In practice, this has meant that in years with strong Company performance, incentive compensation has paid out above target and in years where Company performance has not been strong, incentives have either not paid out or were significantly reduced. Over the past three years, business performance was below target and compensation for the Senior Executives aligned with this performance as follows:

Year	Senior Executives Incentive Compensation Received In Year
2009

•     Annual incentive based on a Company Performance Score of 56% of target.

•     Zero payout from 2007 Restricted Share Units (“RSUs”) award.

•     7 of past 10 stock option grants underwater as of December 31, 2009.

2010

•     Annual incentive based on a Company Performance Score of 50% of target.

•     Zero payout from 2008 RSU award.

•     The first portion of the RSUs granted in 2009 was time-vested and paid out at an average of 109% of the original grant value.

•     Special RSUs granted in 2009 were time-vested and paid out at 113% of the original grant value.

•     The first portion of the Performance Share Units (“PSUs”) granted in 2009 paid out at 102% of the original grant value based on a performance factor of 94%.

•     Stock options granted in 2000 expired in October 2010 with no value.

•     9 of past 10 stock option grants were underwater as of December 31, 2010.

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Year	Senior Executives Incentive Compensation Received In Year
2011

•     Annual incentive based on a Company Performance Score of 53% of target.

•     The second and third portions of the PSUs granted in 2009 paid out at an average of 60% of the original grant value based on performance factors of 71% and 75% respectively.

•     The first portion of the RSUs granted in 2010 was time-vested and paid out at 97% of the original grant value.

•     The first portion of the PSUs granted in 2010 paid out at 69% of the original grant value based on a performance factor of 71%.

•     Stock options granted in 2001 expired in February 2011 with no value.

•     All outstanding stock option grants were underwater as of December 31, 2011.

Compensation Principles

Compensation decisions at Manulife are guided by four core principles:

1.	Compensation is aligned with business strategy.
2.	Compensation is aligned with long-term shareholder value.
3.	Compensation is aligned with good governance practices.
4.	Compensation and performance are benchmarked against peer companies.

Compensation principles and practices align with the Company’s approach to risk management to provide an appropriate balance between risk and reward.

1.	Compensation Is Aligned with Business Strategy

Manulife’s compensation program is aligned with the Company’s business strategy through:

•	The performance metrics established for the AIP’s balanced scorecard.
•	The performance conditions set for PSUs.
•	Individual performance objectives set for each executive.

The Company’s executive compensation program includes a number of features designed to tie executive compensation to the achievement of these metrics and objectives, including the following:

•	The AIP requires a combination of Company, division, business unit and individual performance objectives to be met for any incentives to be awarded.
•	The balanced scorecard of the AIP places equal emphasis on financial goals, operating targets and successful execution of strategic initiatives including the achievement of risk management objectives.
•	The Company Performance Score for Senior Executives is capped if the net income attributed to shareholders is below the target, resulting in a reduced score.
•

Risk reduction targets and other risk management objectives are explicitly factored into the operating targets and strategic initiatives components of the balanced scorecard. The assessment of progress made towards achieving the risk reduction targets is also considered in the payouts for PSUs.

•

The proportion of variable compensation that is short-term, medium-term and long-term varies by level so that the amount of pay at risk and deferred compensation increases by level, reflecting the greater ability of Senior Executives to affect the Company’s results.

•	The vesting schedule of medium-term and long-term incentives aligns executive compensation with the longer-term interests of the Company and its shareholders and discourages inappropriate risk taking.
•	Share price has a direct impact on the compensation earned by executives.

The compensation mix offered to executives varies by level. The proportion of executives’ total target compensation that was at risk and/or tied to the Common Share price in 2011 is illustrated below.

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2.	Compensation Is Aligned with Long-Term Shareholder Value

Manulife’s compensation program is designed to incent executives to take a long-term view to increasing shareholder value through the following compensation initiatives:

•

The Company requires its executives to own shares in proportion to their position and compensation. This requirement reflects the Company’s belief that share ownership further aligns executive compensation with the interests of shareholders. Executives have five years from their appointment or promotion date to accumulate the required multiple of their base salary in shares (see table below). Under the Company’s share ownership guidelines, Deferred Share Units (“DSUs”), RSUs, PSUs, personally held Common Shares and Manulife preferred shares count towards share ownership, but stock options do not. RSUs, PSUs and DSUs are valued at the higher of the grant price or the current market price for the purposes of meeting the share ownership guidelines.

Executive Level	Share Ownership Requirement as a Multiple of Base Salary
CEO	7.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

Many of the Company’s executives exceed the minimum requirements. For NEO holdings relative to these requirements, see page 44.

•	The Company imposes additional conditions for the CEO and Chief Financial Officer (“CFO”) as follows:
–	Any material restatement of the Company’s financial statements related to CEO or CFO misconduct will trigger compensation clawbacks.
–	Company policy requires the CEO and CFO to maintain their share ownership requirement for one year after leaving the Company.
–	Both the CEO and CFO are required to hold at least 50% of the realized gains from the exercise of stock options in Common Shares during their employment and for one year post employment.
•

The Company has a policy which prohibits short selling or buying or selling a call or put option in respect of Manulife securities designed to hedge or offset a change in price and the monetization of unvested equity awards by executives and Directors. This policy is incorporated into our Code of Business Conduct and Ethics. All employees and Directors must certify compliance with the Code annually.

•	Amongst the NEOs, only the CEO has a change in control agreement.
•	Executive pensions are predominantly defined contribution plans. The few remaining executives in defined benefit plans have had their defined benefit plan entitlements capped.

3.	Compensation Is Aligned with Good Governance Practices

Manulife’s compensation process incorporates sound governance controls and solid risk management practices evidenced by Manulife’s Compensation Governance as detailed on page 37 and the following:

•

Employees are assessed in their performance reviews against risk factors which measure the degree to which they are mindful of risks inherent in their jobs and are working within the relevant boundaries of the Company’s policies and standards of practice. Employees’ performance assessments also take into account any signals from Internal Audit or Compliance highlighting potential inappropriate actions.

•

The Management Resources and Compensation Committee reviews the material Sales and Investments Incentive Plans, their design, payout distribution, control and monitoring process and the potential impact they may have on business risk. Division heads are responsible for monitoring material sales and investment compensation plans within their division and must approve any significant changes to these plans. Division heads must annually attest that these plans do not generate inappropriate levels of business risk to the division and to Manulife as a whole.

•

Control function executives are jointly assessed on their annual performance by their division head and control function head. Incentive compensation for the Chief Risk Officer and the Chief Actuary is entirely related to their individual performance and the performance of their team and not Company financial results.

•	The Company’s Internal Audit department conducts an annual independent review which, in 2011, confirmed the Company’s alignment of the executive compensation program with the FSB Principles.

The Company’s executive compensation program is aligned with FSB Principles and generally consistent with the Canadian Coalition for Good Governance’s Executive Compensation Principles and Proxy Circular Disclosure Best Practices. Manulife continually monitors the business environment to stay at the forefront of good governance practices relevant to the Company.

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4.	Compensation and Performance Are Benchmarked Against Peer Companies
•	The Management Resources and Compensation Committee annually reviews and approves the group of organizations to be used as a comparator for the Senior Executives’ compensation.
•

As part of the 2011 review, and in light of evolving competition and changes in Manulife’s business strategy, a revised group of peer companies was selected which better represents the organizations with whom Manulife competes.

•

The revised group includes eight North American life insurers and five Canadian banks. The criteria used in selecting peer companies included market capitalization and assets, competitor for talent, similar lines of business and international footprint.

•

The Committee also considers pay information published in the North American Diversified Insurance Survey - a widely referenced survey of pay levels among major insurance companies in the United States.

•

For the role of Senior Executive Vice President and Chief Investment Officer, Manulife also considers the pay practices of asset management advisory firms similar in size to Manulife Asset Management, the Company’s global asset management arm.

•

Total target compensation for executives is targeted at the median of the peer group. Compensation for high performing executives is intended to be comparable to high performing executives at peer companies.

•

Target compensation for executives below the Senior Executive Vice President level is benchmarked against regional comparators, reflecting each executive’s level, role and location. Each element of compensation, as well as total target compensation, is benchmarked to ensure appropriate competitiveness against peers.

Peer Group	2011 Revenue (US$)B	2011 Total Assets (US$)B	Market Capitalization as at Dec. 31, 2011 (US$)B
North American Life Insurers
AFLAC Inc.	22.0 (Median)	208.2 (Median)	11.0 (Median)
Ameriprise Financial Inc.
Hartford Financial Services Group Inc.
Lincoln National Corp.
MetLife, Inc.
Principal Financial Group Inc.
Prudential Financial, Inc.
Sun Life Financial Inc.
Canadian Banks
Bank of Montreal	17.4 (Median)	569.0 (Median)	54.4 (Median)
Bank of Nova Scotia
Canadian Imperial Bank of Commerce
Royal Bank of Canada
Toronto-Dominion Bank

Manulife Financial	51.5	454.4	19.2

Source: Thomson One, Company Reports.

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Executive Compensation Program

Manulife’s executive compensation program includes base salary, short-term, medium-term and long-term performance-based incentive awards, pension and benefits, and other perquisites. The program governs compensation for all executives globally, including the CEO and the other NEOs.

The table below itemizes each component of Manulife’s executive compensation program and describes its intended purpose.

Element	Purpose
Base Salary	Base salary compensates executives for successfully delivering on the requirements of their position. Base salaries and salary ranges are benchmarked externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other executives. Salaries are reviewed at least annually.
Short-Term Incentive (“Annual Incentive Plan” or “AIP”)	The short-term incentive is intended to reward the Company’s achievement of business results against pre-established financial, operating and strategic objectives as well as individual performance over a calendar year. Under the AIP, awards are paid in cash in February following the performance year and calculated based on the formula set out below.
	Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Score (Balanced Scorecard)	X	Individual Performance Multiplier	=	Annual Incentive
	Varies by individual qualifications, experience and performance		Varies by level		• 34% Financial Goals • 33% Operating Targets • 33% Strategic Initiatives Range = 0 – 200%		Varies by individual and is based on personal objectives set for the year Range = 0 – 200%		Payout ranges from zero to maximum and varies by level

For the Company Performance Score, the Company’s performance is measured against a balanced scorecard comprised of equally weighted financial goals, operating targets and strategic initiatives as follows:

•  Financial Goals: Based on Company net income excluding the direct impact of equity markets and interest rates[1] in 2011(34% of the score).

•  Operating Targets: Based on new business measures (such as sales[2], new business embedded value[3] and risk), customer retention, expense management and investment performance targets (33% of the score), set annually for each business unit or division. The score for this component is a weighted average of the divisional score.

•  Strategic Initiatives: Set annually at Company, division or business unit level to align with the Company’s strategic objectives (33% of the score).

The Company Performance Score for Senior Executives is capped if the net income attributed to shareholders is below the target, resulting in a reduced score. In addition, the Board has the discretion to adjust the Company Performance Score up or down for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate.

The Chief Risk Officer and the Chief Actuary annual incentive is calculated as per the formula above, but without reference to the Company
Performance Score.

The minimum annual incentive is zero. The maximum annual incentive is 300% of salary for the CEO and up to 250% of salary for other Senior
Executives, and is only awarded if business and individual performance is superior. Company performance metrics have been stress-tested to ensure potential payouts continue to be aligned with business performance.

Medium-Term (RSUs and PSUs) and Long-Term Incentives (stock options)

Medium-term and long-term incentives together are intended to reward value-creating decisions and strategies which may not result in immediate short-term measurable results but will in time result in the medium to long-term sustainable performance of the Company. RSUs, PSUs and stock options are granted annually to executives based on level, individual performance, potential and market competitiveness. No consideration is given to the outstanding value of an individual’s RSUs, PSUs or stock options in determining the number to be granted in any given year.

Medium-Term Incentive

•  RSUs granted in 2011 vest within 3 years and are paid at the end of the award term based on the Common Share price. RSUs are time-vested and serve as an incentive and retention tool.

•  PSUs granted in 2011 vest within 3 years and are paid at the end of the award term based on the Common Share price, and are subject to performance conditions which are approved by the Board of Directors. The minimum payout is zero and the maximum payout is 150% of the number of units at the time of vesting. The Board has the discretion to adjust PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets. (See Additional Disclosure on page 48 for details of applicable performance vesting conditions.)

Long-Term Incentive

Stock options typically vest 25% per year over 4 years. Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.

2011 Medium-Term and Long-Term Incentive Pay Mix

Executive Level	RSUs	PSUs	Options
Executive Committee Members	12.5%	37.5%	50%
Chief Risk Officer Chief Actuary	50%	0%	50%
Executive Vice President (not on Executive Committee)	25%	25%	50%
Senior Vice President	52.5%	17.5%	30%
Vice President	100%	0%	0%

Pension & Benefits

The Company sponsored pension plans assist employees in providing for their retirement. Plans vary by domicile and are administered in a manner consistent with the Company’s overall compensation philosophy.

Benefit plans reflect local market practice and include group life, disability, health and dental insurance programs. Plans vary by domicile based on cost and competitive benchmarking.

Perquisites	Perquisites vary by domicile and are intended to reflect local market practice. The Company does not provide tax gross-ups related to perquisites.

[1]	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 59.
[2]	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 59.
[3]	New business embedded value is the change in shareholders’ economic value as a result of sales in the reporting period.

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Compensation Governance

Manulife’s compensation governance structure consists of the Board, Board and management committees and Manulife’s independent advisor. The compensation governance structure is reviewed regularly against best practices and regulatory guidance.

Board of Directors

The Board is responsible for the oversight of the Company’s compensation principles, practices and programs, including the management of compensation risk. The Board approves major compensation programs and payouts, including the compensation for the Directors, the CEO and all Executive Committee members based on recommendations by the Corporate Governance and Nominating Committee and Management Resources and Compensation Committee, as applicable.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities with respect to Director compensation matters. A description of the committee’s responsibilities is set out in the Report of the Corporate Governance and Nominating Committee on page 22. Please see “Director Compensation – Compensation Determination” on page 20 for more detail about the policies and practices adopted by the committee to determine the compensation for the Company’s Directors.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee assists the Board in carrying out its responsibilities with respect to executive compensation matters. A description of the committee’s responsibilities is set out in the Report of the Management Resources and Compensation Committee on page 28. Please see “Executive Compensation—Compensation Decision Process” below for more detail about the policies and practices adopted by the committee to determine the compensation for the Company’s executive officers.

Risk Committee

The Risk Committee assists the Board in its oversight role of compensation principles, practices and programs. A description of the committee’s responsibilities is set out in the Report of the Risk Committee on page 26. The Risk Committee’s responsibilities relating to compensation governance include the review of the alignment of the Company’s incentive compensation programs and risk management objectives.

Experience of the Committee Members

All of the members of the Corporate Governance and Nominating Committee, the Management Resources and Compensation Committee and the Risk Committee meet the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed. The Board has appointed committee members who are knowledgeable, experienced and have the appropriate background in compensation and risk management. Most members of the Corporate Governance and Nominating Committee, the Management Resources and Compensation Committee and the Risk Committee have significant experience in these areas as senior leaders of complex organizations and through their prior and current membership on the Corporate Governance and Nominating Committee, the Management Resources and Compensation Committee or the Risk Committee of the Board. Most members currently serve, or have served on, compensation committees of the boards of other large complex organizations. Three members of the Management Resources and Compensation Committee serve on the Corporate Governance and Nominating Committee of the Board. In addition, at least one member of the Management Resources and Compensation Committee sits on the Risk Committee of the Board. This cross membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

Executive Compensation Committee

The Executive Compensation Committee supports the Management Resources and Compensation Committee in its oversight of compensation risk management. The Executive Compensation Committee meets several times per year and includes the Chief Risk Officer, the CFO and the Chief Human Resources Officer. The Executive Compensation Committee’s responsibilities include:

•	the review of incentive plan business performance measures, targets, weightings and results to ensure alignment with the Company’s business strategy and risk management objectives;
•	the review of compensation program changes to ensure alignment with the Company’s risk management objectives; and
•	the recommendation of compensation program changes to the CEO prior to approval by the Management Resources and Compensation Committee.

Role of the Chief Risk Officer in Compensation

The Chief Risk Officer attends the Management Resources and Compensation Committee meetings at which compensation design recommendations are reviewed and approved, which facilitates effective oversight of the compensation program recommendations through informed discussion of the relevant risks. The Chief Risk Officer is a member of the Executive Compensation Committee, whose responsibilities are outlined above.

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Independent Advice

The Corporate Governance and Nominating Committee and Management Resources and Compensation Committee have retained Hugessen Consulting as this external independent compensation advisor since 2006. Hugessen Consulting is an important independent resource for advice and counsel, and its role includes:

•	participating at committee meetings;
•	conducting a comprehensive review of Director and senior executive compensation relative to market practice; and
•	reporting on compensation trends.

The table below shows the fees paid to Hugessen Consulting over the last two years for advice respecting executive and Director compensation.

Services Performed	Fees paid in 2011	Fees paid in 2010
Executive and Director Compensation-related fees	$363,124	$537,827
All other fees	$0	$0

Compensation Decision Process

The following summarizes the process used by the Management Resources and Compensation Committee for making compensation decisions for the CEO and all Executive Committee members:

•

At the start of the year, the Board approves the CEO’s individual performance goals and the committee reviews the individual performance goals of other Executive Committee members. The committee also reviews and approves the business performance metrics and financial targets for incentive plan purposes.

•	During the year, the committee reviews the continuing relevance of the compensation peer group and the competitive positioning of target compensation against desired market positioning and trends.
•

Business performance results for any performance period that has ended are presented by the CFO to, and discussed, by the Management Resources and Compensation Committee, which, in turn, approves the performance factors to be applied to the various incentive programs.

•

The Board has the discretion to adjust AIP results for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate in terms of rewarding executives and employees for actions taken and results produced during the period in question.

•	The Board also has the discretion to adjust the PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.
•	The CEO discusses the individual performance and compensation recommendations for all Executive Committee members with the committee.
•	During in camera sessions, the committee reviews the CEO’s and all Executive Committee members’ performance and recommends compensation awards for approval by the Board.
•

At the end of the year, management presents its preliminary compensation structure recommendations, including compensation components, compensation mix and performance metrics for the upcoming year and supporting rationale. The committee discusses the recommendations and provides feedback to management. Adjustments are made as requested by the committee.

•

The Risk Committee reviews the risk management aspects of the executive compensation program and satisfies itself that the compensation program is aligned with the Company’s risk management objectives.

•	Following the Risk Committee review, the Management Resources and Compensation Committee recommends for Board approval the compensation program and structure for the coming year.
•	The committee seeks advice and guidance on compensation issues from the committee’s independent compensation advisor.

The process followed by the Corporate Governance and Nominating Committee and the Board to determine Director compensation is described in the “Director Compensation – Compensation Determination” on page 20.

Managing Risk Associated with Compensation

In all compensation decisions, the Management Resources and Compensation Committee contemplates the potential impact that the compensation program may have on risk and ensures that the compensation program and policies contribute to meeting Manulife’s risk management objectives. While the nature of Manulife’s business involves some level of risk-taking, Manulife’s executive compensation program contains a number of features and practices that are generally considered to decrease the risk associated with compensation, including:

•	A compensation horizon that is appropriately balanced between short-term, medium-term and long-term;
•	The use of multiple performance metrics in incentive plan design;
•	Under the AIP, the Company Performance Score for Senior Executives is capped if the net income attributed to shareholders is below target;
•

Specific risk control and capital adequacy measures embedded into various compensation components, including risk management targets for the AIP and Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio targets for PSUs;

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•	Limiting stock options to less than one-third of total target compensation for Senior Executives;
•	Compulsory share ownership requirements;
•	Share retention requirements for the CEO and CFO for one year post-employment;
•

A clawback policy approved by the Board effective January 1, 2012 for Vice-Presidents and above, under which the Board has the discretion to cancel an executive’s unvested incentive awards and/or clawback the executive’s vested and/or paid incentive awards, as applicable, in the event of the executive’s fraud, theft, embezzlement or serious misconduct irrespective of whether there was a financial restatement; and

•	Stress testing of the current compensation designs to ensure potential payouts continue to be aligned with business performance.

The Board is satisfied that good risk governance and sound risk reduction mechanisms as described above are effective in controlling the risk associated with compensation.

2011 Performance and Incentive Plan Results

Incentive Plan Results

The following section describes the Company performance results for the short-term, medium-term and long-term performance-based incentive plan results for 2011.

2011 Annual Incentive Plan Results

The Company performance results are measured based on the balanced scorecard, consisting of the financial goals, operating targets and strategic initiatives. These objectives were developed at the beginning of 2011 by the CEO and Executive Committee and approved by the Management Resources and Compensation Committee and the Board. While operating targets were met and progress on strategic initiatives exceeded expectations, the financial goals were not achieved, due to a goodwill impairment charge and actuarial basis changes causing net income excluding the direct impact of equity markets and interest rates to fall well below targets, resulting in a Company Performance Score of 82%, which applied to all Corporate division officers, other than the Senior Executives. For the Senior Executives, if 2011 income attributed to shareholders was between $0 and the target of $2.5 billion, the Company Performance Score would be capped between 50% and 100%. In accordance with the AIP formula and the 2011 net income attributed to shareholders of $129 million, the Company Performance Score was reduced from 82% to 53% for the Senior Executives. This reflects our belief that the Senior Executives have a greater ability to impact net income than do employees.

The Board did not apply discretion to the calculation of the Company Performance Score in 2011.

2011 Annual Incentive Plan Results
Performance Objective	Weighting	2011 Achievements
Financial Goals • The financial goal is based on net income excluding the impact of equity markets and interest rates. The target was set equal to the annual business plan of $2.5 billion.	34%	Overall Performance against Objectives: Below Target • Net income excluding the direct impact of equity markets and interest rates was $1.193 billion, resulting in a score of zero.
Operating Targets • The Operating Targets are quantitative measures set at the business unit and divisional level, based on each business unit/division’s priorities rather than at the Company level. • The quantitative measures include new business measures (such as sales, new business embedded value, and risk), customer retention, expense management, and investment performance. • This component is based on a weighted average of the business units and divisional scores composed of numerous measurements, each with various weights being applied.	33%

Overall Performance against Objectives: Slightly above Target

•     Delivered strong growth in our highest priority areas, particularly in the non-guarantee-dependent wealth and asset management businesses and in Asia

•     Overall sales of products targeted for growth were slightly below target.

•     Sales of insurance products targeted for growth increased 11% versus 2010 and were up 35% from 2009. Sales of wealth products targeted for growth increased 11% compared to 2010 and were up 40% from 2009.

•     Successfully repositioned product mix and sales of products not targeted for growth now represent a small part of the portfolio.

•     As a result of the decline in interest rates new business embedded value and new business risk results were unfavourable to target.

•     Expense levels were within plan.

•     General account asset performance continued to be a Company strength.

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Strategic Initiatives • The Company’s strategic initiatives as outlined in the 2011 Annual Report are based on three key priorities: ¡ Building for sustainable growth ¡ Managing risk ¡ Maintaining strong capital and financial strength	33%

Overall Performance against Objectives: Above Target

•     Made strong and important progress on the Company’s highest strategic priorities.

•     The three-year product mix repositioning in all three geographies (Canada, the United States and Asia) was achieved.

•     Generated sustainable growth of less risky, higher return new business in all three geographies.

•     Led the industry in re-pricing and redesigning products for the current interest rate environment.

•     In Asia, remained focused on accelerating growth in some of the world’s fastest growing markets where low financial services market penetration combined with high Gross Domestic Product growth should afford the Company excellent opportunities. Steps were taken to further diversify our multi-channel distribution platform. Highlights include securing strategically important distribution agreements with key bank partners in Hong Kong, Indonesia and China; continued robust growth of the professional agency sales force throughout the division and innovative brand building campaigns to enhance the Company’s strong global brand.

•     In Canada, continued to build on the diversified platform with several business lines reporting record sales for the year including Manulife Mutual Funds, Manulife Bank, Group Benefits small business segment and Affinity travel insurance, while Group Retirement Solutions continued to lead the Defined Contribution pension plan market in sales[1].

•     In the United States, successfully executed a focused transformation of our insurance businesses. U.S. Wealth Management successfully transitioned its new business mix to higher return fee based businesses with strong growth in Mutual Funds. The Company was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual and variable funds insurance.[2] In order to capitalize on our strong annuity distribution channel while repositioning our wealth business to focus on mutual funds, retail annuity distribution resources were combined with those of John Hancock Mutual Funds.

•     Manulife Asset Management made major progress in growing and strengthening its third party asset management capabilities and as at December 31, 2011 had 58 Five- and Four-star Morningstar rated funds.[3]

•     Strengthened the Manulife and John Hancock brands.

•     The equity market and interest rate hedging programs were expanded in the first half of the year and mitigated most of the equity market and interest rate risk as financial markets became increasingly volatile in the second half of 2011. The hedging programs offset nearly $3 billion of potential market impact.

•     The Company continues to remain ahead of its timetable on hedging, having already achieved the year-end 2012 equity markets hedging goal and 93% of the 2014 goal. The 2014 interest rate hedging goal has also been achieved.

•     Progress on price increases for the in-force Long-Term Care business.

•     Financial strength was maintained throughout 2011. The Company’s capital ratio was bolstered through the divestiture of the Life retrocession business, successful subordinated debt and preferred share issuances, and a significant reinsurance transaction. These decisive actions proved to be particularly critical with the sharp declines in the third quarter in equity markets and interest rates. The hedging program proved to be very effective in protecting the Company in this downside scenario.

•     Significant progress was made in efforts to influence the direction of future IFRS accounting and capital regulations.

[1]	Based on the year ended December 31, 2011 sales survey by LIMRA, an insurance industry organization.
[2]	Source: Strategic Insight, includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).
[3]

For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees). To bring more emphasis on downward variations and rewarding consistent performance, the top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

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2011 Medium-Term Incentive Plan Results

Portions of PSUs and RSUs awarded to NEOs vested and paid out during 2011 as follows:

Vesting Date	Portion of Award	Percentage of PSUs/RSUs Vesting		Performance Factor	Payout as a Percentage of Grant Value
February 15, 2011	2009 PSUs (second tranche) 2010 PSUs (first tranche) 2010 RSUs (first tranche)	25 25 25	% % %	71% 71% n/a	76 69 97	% % %
December 15, 2011	2009 PSU (final tranche)	50%		75%	51%

[1]	Mr. Bell’s 2009 PSUs had two tranches instead of three tranches. His first tranche represented 50% of his award.
[2]	Performance period from January 1, 2010 to December 31, 2010.
[3]	Performance period from January 1, 2009 to September 30, 2011.
[4]	The final tranche of Mr. Bell’s award had a performance factor of 71%.
[5]	An average payout is shown where multiple grants vested at the same time.

Basis for Calculating Performance Factors Applicable to PSUs vesting in 2011

	2009 Performance Period[1]			2010 Performance Period [1]			2011 (first 9 months) Performance Period
	Weight	Target	Result	Weight	Target	Result	Weight	Target	Result
Net Income Attributed to Shareholders[2]	-	-	-	-	-	-	25%	$1,880M	$198M
ROE[3]	60%	12%	5.2%	50%	11%	(1.8%)	25%	10%	0.8%
MCCSR Ratio[4]	40%	200%	240%	50%	200%	239%	50%	200%	234%

[1]	The results for 2009 and 2010 were calculated in accordance with Canadian GAAP prior to the adoption of IFRS.
[2]	Applicable to the 2011 performance period only.
[3]	ROE is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 59.
[4]	The MCCSR ratio for the 2009 performance period was the MCCSR ratio as at December 31, 2009. For the 2010 and 2011 performance periods, the MCCSR ratio was an average of the quarterly MCCSR ratios.

A total of 5,141,099 RSUs and PSUs with a value of $96.5 million were granted in 2011.

2011 Long-Term Incentive Plan Results

Stock options with an exercise price of $18.91 were granted on February 22, 2011. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. A total of 4,173,961 stock options with a grant value of $20.2 million were granted in 2011.

In 2011, none of the NEOs exercised stock options. All outstanding unexercised stock options granted in 2001 expired with zero value and were cancelled. At the end of 2011, none of the past ten years’ stock option grants were in-the-money.

Named Executive Officers’ Compensation

The Management Resources and Compensation Committee considers the following factors when determining the compensation of the NEOs:

•	Performance against the Company’s balanced scorecard objectives.
•	The Company’s overall performance relative to the performance of its peer group.
•	Ability to retain talented executives and motivate them to deliver superior performance.
•	Market competitiveness of Total Target Compensation relative to the peer group.
•	The executive’s achievement of annual objectives as agreed upon at the beginning of the year as outlined below.

The Management Resources and Compensation Committee also reviews a longer term pay for performance analysis prepared by management and reviewed by Hugessen Consulting to ensure the compensation received by the Senior Executives is aligned with Manulife’s performance over the corresponding compensation period and is appropriate relative to its peer group. The Management Resources and Compensation Committee exercises independent judgment in assessing the CEO’s performance and applies stress testing of incentive plan designs to demonstrate pay for performance and alignment with shareholder interests. The compensation awarded to each of the NEOs is set out below1.

Donald Guloien, President and CEO

Under Mr. Guloien’s leadership, the Company made significant progress on our plan to strategically reposition the business to drive long-term shareholder value. Management materially reduced risk and volatility through hedging activities, re-pricing products and strengthening our balance sheet. As a result of these actions, and others taken by the Company over the last three years, the Company achieved its product mix repositioning and continues to aggressively pursue growth of wealth management products, insurance products and fee-based products, with less-intensive interest rate and equity guarantees in all of its geographies.

[1]	Exchange rate methodology is set out in the exchange rates to the Summary Compensation Table on page 45. Exchange rates used for 2012 grants denominated in U.S. dollars was $0.9977 per U.S.$1.00.

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The Company led the market in executing price increases on new products, and made progress on price increases in our in-force Long-Term Care business. We also significantly expanded our equity market and interest rate hedging programs in the first half of the year, reducing our earnings sensitivity and our capital sensitivity. These programs mitigated most, but not all, of the equity market and interest rate risk in the second half of the year as financial markets became increasingly volatile.

In 2011, the Company delivered strong top line growth in our highest priority areas, particularly in the non-guarantee-dependent wealth and asset management businesses and in Asia. We expanded our distribution capabilities in Asia, including increasing our bancassurance partnerships in six of our businesses. In Canada, record sales for both mutual funds and Manulife Bank were delivered and in the U.S., John Hancock Mutual Funds sales also reached a record level. At the same time, we strengthened the Manulife and John Hancock brands. As a result, and with continuing positive results from investments, the Company is well positioned to pursue sustainable, diversified growth.

The Company finished 2011 in a strong financial position, with reduced equity market and interest rate sensitivity, an MCCSR ratio for Manufacturers Life of 216 per cent and a healthier mix of new business.

For more information on the Company’s 2011 performance, see the balanced scorecard results on page 39.

The decisions regarding the CEO’s compensation involved considerable discussion by the Management Resources and Compensation Committee and the Board and advice from the independent compensation advisor retained by the Management Resources and Compensation Committee. The Board considered several factors, including Mr. Guloien’s leadership of Manulife’s strategic repositioning, the Company’s balanced scorecard results, the performance of the Company relative to the peer group and the market competitiveness of his compensation.

Compensation for 2011

In determining Mr. Guloien’s annual incentive payment for 2011, the Board assessed his performance against specific objectives, which were agreed upon by the Board at the beginning of the year and considered the Company Performance Score. For 2011, the Board assigned Mr. Guloien an Individual Performance Multiplier (“IPM”) of 1.5. Based on a reduced Company Performance Score of 53%, his annual incentive target of 200% of salary and his IPM, Mr. Guloien’s calculated annual incentive award was US$1,590,000 (Cdn$1,584,435).

Mr. Guloien’s base salary in 2011 was US$1,000,000 (Cdn$986,550). He was awarded medium-term and long-term incentives of US$5,500,000 (Cdn$5,422,560) in February 2011, as disclosed in last year’s proxy circular. Further details of Mr. Guloien’s compensation for 2011 are provided in the Summary Compensation Table on page 45.

Compensation for 2012

The Board has approved a base salary increase of US$100,000 for Mr. Guloien, effective March 1, 2012. This decision was made following a review of Mr. Guloien’s strong performance since becoming CEO in 2009 and moves the CEO’s compensation closer to the Board’s stated goal of paying executives at the median of Manulife’s peer group.

In reviewing Mr. Guloien’s 2012 medium-term and long-term incentive compensation, the Board considered the Company’s size and scope relative to the peer group as well as Mr. Guloien’s potential for future contributions to creating long-term value for shareholders. In February 2012, the Board granted Mr. Guloien medium-term and long-term incentive awards valued at US$6,050,000 (Cdn$6,036,085), equivalent to his target award of 550% of salary. The grant value was split between PSUs of US$1,512,500 (Cdn$1,509,021), RSUs of US$1,512,500 (Cdn$1,509,021), and Stock Options of US$3,025,000 (Cdn$3,018,043).

Mr. Guloien’s target total direct compensation (the sum of salary and the target value of short-term, medium-term and long-term incentive awards) for 2012 is still below the peer group median, and the percentage of his compensation at-risk remains among the highest.

Michael W. Bell, Senior Executive Vice President and Chief Financial Officer

As CFO, Mr. Bell is responsible for managing the financial affairs of the Company including Finance, Accounting, Capital, Valuation, Treasury, Controllers, Taxation, Investor Relations, Reinsurance and Financial Regulation. Under Mr. Bell’s leadership, the Company finished 2011 with a reduced risk profile and an MCCSR ratio for Manufacturers Life of 216% at December 31, 2011. During the year, Mr. Bell led the implementation of International Financial Reporting Standards, enhancement of the integrated planning processes across the enterprise, the creation of the Financial Regulation function and new programs to help manage regulatory affairs, enhancements in Treasury operations globally, $950 million in capital issuances and the divestiture of Manulife’s life retrocession business for a gain of $303 million. Mr. Bell played a key role in enhancing relationships with investors, analysts, regulators and rating agencies. Mr. Bell is a member of the Company’s Executive Committee and Management Committee.

Based on the reduced Company Performance Score for Senior Executives of 53%, and in recognition of his performance in 2011, Mr. Bell received an annual incentive of US$500,850 (Cdn$499,097).

On February 9, 2012, the Company announced that Mr. Bell will be leaving the Company. He will be moving back to Philadelphia to join his family who had moved back to Philadelphia in June 2011. The Company and Mr. Bell have come to a mutual arrangement regarding his departure. Mr. Bell has agreed to remain with the Company to oversee its annual 2011 financial reports and to continue beyond that time to allow the Company to hire a replacement CFO and to allow for an orderly transition. However, no expected departure date has been determined. Further information relating to Mr. Bell’s contract is described in the “Amended Employment Agreement for the CFO” section on page 57. Under Mr. Bell’s amended employment agreement, he will give up his right to medium-term and long-term incentives for 2012 and beyond. Mr. Bell’s salary will remain at US$700,000 in 2012.

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Paul L. Rooney, Senior Executive Vice President, General Manager Canadian Division

Mr. Rooney is President & CEO, Manulife Canada Ltd. and is responsible for leading all aspects of the Canadian division operations including Individual Insurance, Wealth Management, Manulife Bank of Canada, Group Benefits and Group Retirement Solutions.

The Canadian division achieved solid growth in targeted, high margin/low capital businesses in 2011, with record sales in these areas: Mutual Fund retail deposits2 increased 45%; Manulife Bank lending volumes increased 7% with assets of $20 billion; Affinity Markets travel sales increased 23%; and small segment group benefits increased 18%. The Division maintained its #1 market share for defined contribution pension sales. The division continued its de-risking initiative through product re-design and re-pricing actions, as well as through other measures intended to change its new business mix and in-force business risk profile, while growing profitably by focusing on products targeted for growth and through introduction of new products. For Individual Insurance, these actions resulted in a reduced proportion of sales from guaranteed, long duration products to 34% in 2011, compared to 39% in 2010. Individual Insurance and Group Benefits demonstrated responsible market leadership through price increases for products such as Universal Life and Group Long Term Disability. Sales of low risk variable annuity products were 27% higher than 2010 and are re-balancing the division’s variable annuity portfolio. In terms of risk management, Canadian division exceeded its 2011 goals for hedging interest rate and equity market exposures and new reinsurance solutions were implemented to reduce risk and capital requirements. Mr. Rooney is a member of the Company’s Executive Committee and Management Committee.

Based on the reduced Company Performance Score for Senior Executives of 53%, and in recognition of his performance in 2011, Mr. Rooney received an annual incentive of $534,240. Based on Mr. Rooney’s achievements in 2011, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Rooney equity awards valued at $2,000,000 in February 2012. The grant value was split between PSUs of $500,000, RSUs of $500,000 and stock options of $1,000,000. Mr. Rooney’s salary will be increased to $650,000, effective March 1, 2012.

Warren A. Thomson, Senior Executive Vice President and Chief Investment Officer

Mr. Thomson is Chief Investment Officer and is responsible for managing the Company’s global investment operations which include the general fund and Manulife Asset Management, the Company’s global asset management arm. The Investment division operates globally in 17 countries and territories with regional head office locations in Toronto, Boston and Hong Kong. The Investment division advised or sub-advised on $405 billion of the Company’s $500 billion of funds under management3, including public bonds, private placement debt, commercial mortgages, public equities and alternative assets such as commercial real estate, power and infrastructure, timber and agricultural land, oil and gas properties and private equity. Under Mr. Thomson’s leadership, the Investment division delivered strong performance for the $227 billion of general fund assets as at December 31, 2011. This performance was evidenced by the Company’s excellent credit experience and the continuing prudent origination of non-fixed income assets.

Investments played an important role in the execution of strategies to reduce the Company’s equity and interest rate risk in 2011. Solid investment performance was also delivered by Manulife Asset Management as evidenced through fund ratings and industry awards, as well as strong retail sales globally and significant institutional sales growth, particularly in the United States. Manulife Asset Management ended 2011 with $178 billion in assets under management. Mr. Thomson is a member of the Company’s Executive Committee and Management Committee.

Based on the reduced Company Performance Score for Senior Executives of 53%, and in recognition of his performance in 2011, Mr. Thomson received an annual incentive of US$551,200 (Cdn$549,271). Based on Mr. Thomson’s achievements in 2011, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Thomson equity awards valued at US$2,200,000 (Cdn$2,194,940) in February 2012. The grant value was split between PSUs of US$550,000 (Cdn$548,735), RSUs of US$550,000 (Cdn$548,735) and stock options of US$1,100,000 (Cdn$1,097,470). Mr. Thomson’s salary will remain at US$650,000 in 2012. In order to maintain the competitiveness of his total target compensation, Mr. Thomson’s target annual incentive for 2012 has been increased to 150% of salary.

James R. Boyle, Senior Executive Vice President, U.S. Division

Mr. Boyle is President of John Hancock Financial Services, the U.S. division of Manulife, and is responsible for leading all aspects of John Hancock’s operations including Life Insurance, Long Term Care Insurance, Wealth Management and John Hancock Financial Network.

Under Mr. Boyle’s leadership in 2011, the U.S. division focused on growth of its higher return, fee based wealth management products and services while successfully transitioning its insurance product portfolio to reduce exposure to business that provides long-term guarantees. Despite the challenging macroeconomic environment, 2011 sales of wealth products targeted for growth increased 12 per cent over 2010 to US$18.1 billion. Wealth funds under management were US$186.1 billion at December 31, 2011, a decline of 1 per cent from the end of 2010, as net sales of US$4.4 billion in Wealth Asset Management and positive investment returns were more than offset by surrender and benefit payments in Variable Annuities and Fixed Products. Sales of insurance products targeted for growth increased 28 per cent to US$404 million in 2011 compared to 2010, driven by the launch of new universal life products with improved risk characteristics. Mr. Boyle is a member of the Company’s Executive Committee and Management Committee.

[2]	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 59.
[3]	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures “on page 59.

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Based on the reduced Company Performance Score for Senior Executives of 53%, and in recognition of his performance in 2011, Mr. Boyle received an annual incentive of US$482,300 (Cdn$480,612). Based on Mr. Boyle’s achievements in 2011, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Boyle equity awards valued at US$2,000,000 (Cdn$1,995,400) in February 2012. The grant value was split between PSUs of US$500,000 (Cdn$498,850), RSUs of US$500,000 (Cdn$498,850) and stock options of US$1,000,000 (Cdn$997,700). Mr. Boyle’s salary will remain at US$650,000 in 2012.

NEO Share Ownership as at March 1, 2012

The share ownership holdings of the NEOs as at March 1, 2012 were as follows:

NEO	Level	Required Ownership as Multiple of Base Salary	Total DSUs, RSUs, PSUs and Personal Shareholdings	Share Ownership as Multiple of Base Salary[1]
Donald Guloien	President and CEO	7.0	$12,713,580	11.7
Michael Bell	Senior Executive Vice President	4.0	$2,208,666	3.2[2]
Paul Rooney	Senior Executive Vice President	4.0	$3,165,001	4.9
Warren Thomson	Senior Executive Vice President	4.0	$3,778,771	5.9
James Boyle	Senior Executive Vice President	4.0	$2,751,263	4.3

[1]

For purposes of determining compliance with the share ownership guidelines, the salary of each NEO has been converted to Canadian dollars as of March 1, 2012 using an exchange rate of US$1.00 = Cdn$0.9849. Each NEO’s total holdings multiple was calculated based on the higher of the grant price or the closing price of the Common Shares on the TSX on March 1, 2012.

[2]	Mr. Bell joined Manulife in June 2009 and has 5 years to meet his share ownership requirement.

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Summary Compensation Table

The following table summarizes compensation awarded to the NEOs during 2011 and the two prior calendar years, in Canadian dollars unless otherwise noted. As compensation for several executives is established in US dollars, the amounts noted below, which were converted to Canadian dollars, vary from year to year because of exchange rate fluctuations.

Name and Principal Position	Year	Salary[1]	Share-Based Awards[2]	Option-Based Awards[3]	Non-Equity Incentive Plan Compensation	Pension Value[5]		All Other Compensation[6]	Total Compensation
Annual Incentive Plans[4]
		($)	($)	($)	($)	($)		($)	($)
Donald Guloien President and CEO	2011 2010 2009	986,550 1,031,821 1,061,410	2,711,280 3,078,620 3,632,776	2,711,280 3,078,620 3,632,776	1,584,435 1,483,050 1,000,000	568,300 516,000 243,000		103,307 103,235 88,471	8,665,152 9,291,346 9,658,434
Michael Bell[7] Senior Executive Vice President and Chief Financial Officer	2011 2010 2009	690,585 722,275 409,149	1,478,880 834,880 792,400	1,478,880 834,880 792,400	499,097 519,068 756,330	112,700 135,300 35,700		835,696 69,682 52,874	5,095,838 3,116,084 2,838,853
Paul Rooney Senior Executive Vice President, Canadian Division	2011 2010 2009	625,000 575,000 450,000	900,000 800,000 750,000	900,000 800,000 750,000	534,240 405,000 347,261	354,200 538,100 88,300	[8] [8]	58,307 58,068 57,185	3,371,747 3,176,168 2,442,746
Warren Thomson Senior Executive Vice President and Chief Investment Officer	2011 2010 2009	641,257 670,684 683,223	887,328 939,240 1,334,225	887,328 939,240 999,225	549,271 433,792 515,114	103,000 122,600 58,600		66,112 79,374 32,468	3,134,296 3,184,930 3,622,855
James Boyle[9] Senior Executive Vice President, U.S. Division	2011 2010 2009	641,290 670,670 707,468	887,328 939,240 1,509,203	887,328 939,240 999,225	480,612 433,792 515,114	96,200 103,900 69,100		0 0 0	2,992,758 3,086,842 3,800,109

[1]

Salary paid to Messrs. Guloien, Bell and Thomson is established in U.S. dollars but paid in Canadian dollars, converted on a semi-monthly basis using the Bank of Canada noon rate of exchange on the previous pay date.

[2]

Amounts shown represent the dollar value used to determine the number of units awarded to the NEO. The number of units awarded was determined by dividing the dollar value by the grant date fair value of each unit. The grant date fair value of each unit was the price of a Common Share on the TSX which was the higher of the closing price on the trading day preceding the grant date and the average closing price for the five trading days preceding the grant date. The grant date fair value factors in the value of dividends credited to units. Amounts shown for 2011 represent PSUs and RSUs awarded to NEOs on February 22, 2011 based on a Common Share price of $18.91 calculated as described above. The vesting of the PSUs is dependent upon the achievement of an established performance condition. Awards established in U.S. dollars were converted to Canadian dollars at an exchange rate of $0.98592 per US$1.00.

[3]

Amounts shown represent the dollar value used to determine the number of stock options to be awarded to the NEO. For option-based awards, the number of stock options awarded was determined for the years indicated using the following exercise prices and fair value factors: February 2011: $18.91 and 25.6%; February 2010: $19.48 and 25.6%; February 2009: $15.67 and 22%; May 2009: $21.95 and 22%; June 2009: $23.25 and 22%. For the 2011 grant, the Management Resources and Compensation Committee supported management’s recommendation to leave the fair value factor unchanged from 2010 at 25.6%, instead of using the factor used for determining fair value in the Company’s consolidated financial statement (“Accounting Fair Value”). Keeping the factor unchanged resulted in fewer options being granted to NEOs. The Black-Scholes factor for 2011 used for determining Accounting Fair Value was calculated using the following variables: (a) expected life of the options 6.9 years; (b) expected volatility of the Common Share price of 30%; (c) risk-free interest rate of 2.93%; and (d) expected dividend yield of the Common Shares of 3.25%. The Accounting Fair Value for the options is lower than the value shown in the Summary Compensation Table by an amount of $180,046 for Mr. Guloien, $98,202 for Mr. Bell, $59,766 for Mr. Rooney, $58,924 for Mr. Thomson and $58,924 for Mr. Boyle.

[4]

Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2011 annual incentive for Messrs. Guloien, Bell, Thomson and Boyle was converted to Canadian dollars from U.S. dollars at an exchange rate of $0.9965 per US$1.00.

[5]	Pension Value amounts for 2011 are the sum of the amounts shown under the 2011 Compensatory column of the Pension Tables on pages 52 and 53 for each NEO.
[6]

All Other Compensation for 2011 includes the Canadian Executive Flexible Spending Account (“EFSA”) allowance paid to each of Messrs. Guloien, Bell, Rooney and Thomson of $100,000, $44,757, $55,000 and $55,000 respectively. Perquisites for Mr. Boyle totalled less than $50,000 for each of the three years shown and are therefore not included in the table.

[7]

Mr Bell’s compensation in 2009 reflected the fact that he was employed by the Company for only half the year. At the time of his hiring in 2009, he was awarded a portion of his 2010 equity grant. Mr. Bell’s All Other Compensation for 2011 also includes a capped tax equalization payment of $692,478 to mitigate the income tax differential between Canada and the U.S. in respect of certain incentive amounts paid in 2011. Mr. Bell also received $42,400 in tax consulting services and a travel allowance of $52,754 for his reasonable commuting expenses related to travel between his home in Philadelphia, Pennsylvania and the Company’s head office in Toronto, Canada including airfare and other related expenses. His family moved back to Philadelphia in June 2011.

[8]	Mr. Rooney’s Pension Value for 2010 and 2011 includes a compensatory amount related to past service due to the higher than assumed increase in his pensionable earnings.
[9]

All compensation paid to Mr. Boyle is set and paid in U.S. dollars. Mr. Boyle’s 2011 compensation, with the exception of annual incentive and pension value (see the notes to the Pension Tables on page 52), has been converted to Canadian dollars from U.S. dollars at an exchange rate of $0.9866 per US$1.00, which was the average semi-monthly Bank of Canada noon exchange rate during 2011.

Manulife Financial Corporation Proxy Circular	45

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Option-Based Awards[1]				Share-Based Awards[1]
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)[2]	Type of Share-Based Award	Number of Shares or Units of Shares That Have Not Vested (#)[3]	Market or Payout Value of Share Awards That Have Not Vested ($)[4]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[5]
Donald Guloien	February 11, 2002	160,000	$21.23	February 11, 2012	$0
	February 25, 2003	96,000	$18.18	February 25, 2013	$0
	February 11, 2004	128,000	$24.03	February 11, 2014	$0
	February 15, 2005	128,286	$29.01	February 15, 2015	$0
	February 15, 2006	135,208	$36.98	February 15, 2016	$0
	February 16, 2007	139,884	$40.38	February 16, 2017	$0
	February 20, 2008	202,945	$37.71	February 20, 2018	$0
	February 18, 2009	507,629	$15.67	February 18, 2019	$0
	May 18, 2009	389,889	$21.95	May 18, 2019	$0
	February 23, 2010	617,344	$19.48	February 23, 2020	$0	PSU	95,336	$1,034,395
						RSU	31,778	$344,795
	February 22, 2011	560,071	$18.91	February 22, 2021	$0	PSU	111,770	$1,212,701
						RSU	37,257	$404,237
						DSU			$1,948,470
Michael Bell	June 22, 2009	154,917	$23.25	June 22, 2019	$0
	February 23, 2010	167,415	$19.48	February 23, 2020	$0	PSU	25,854	$280,518
						RSU	8,618	$93,506
	February 22, 2011	305,493	$18.91	February 22, 2021	$0	PSU	60,965	$661,474
						RSU	20,322	$220,495
Paul Rooney	February 11, 2002	64,000	$21.23	February 11, 2012	$0
	February 25, 2003	38,000	$18.18	February 25, 2013	$0
	February 11, 2004	44,000	$24.03	February 11, 2014	$0
	February 15, 2005	37,442	$29.01	February 15, 2015	$0
	February 15, 2006	38,504	$36.98	February 15, 2016	$0
	February 16, 2007	41,447	$40.38	February 16, 2017	$0
	February 20, 2008	67,648	$37.71	February 20, 2018	$0
	February 18, 2009	159,541	$15.67	February 18, 2019	$0
	May 18, 2009	41,416	$21.95	May 18, 2019	$0
	February 23, 2010	160,421	$19.48	February 23, 2020	$0	PSU	24,774	$268,801
						RSU	8,258	$89,596
	February 22, 2011	185,914	$18.91	February 22, 2021	$0	PSU	37,101	$402,546
						RSU	12,367	$134,178
						DSU			$395,383
Warren Thomson	February 25, 2003	15,000	$18.18	February 25, 2013	$0
	February 11, 2004	36,000	$24.03	February 11, 2014	$0
	February 15, 2005	42,094	$29.01	February 15, 2015	$0
	February 15, 2006	41,150	$36.98	February 15, 2016	$0
	February 16, 2007	44,038	$40.38	February 16, 2017	$0
	February 20, 2008	58,854	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$0
	May 18, 2009	24,202	$21.95	May 18, 2019	$0
	February 23, 2010	188,342	$19.48	February 23, 2020	$0	PSU	29,085	$315,577
						RSU	9,695	$105,188
	February 22, 2011	183,296	$18.91	February 22, 2021	$0	PSU	36,579	$396,884
						RSU	12,193	$132,295
						DSU			$153,986
James Boyle	February 25, 2003	30,000	$18.18	February 25, 2013	$0
	February 11, 2004	48,000	$24.03	February 11, 2014	$0
	February 15, 2005	48,990	$29.01	February 15, 2015	$0
	February 15, 2006	50,016	$36.98	February 15, 2016	$0
	February 16, 2007	64,399	$40.38	February 16, 2017	$0
	February 20, 2008	93,661	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$0
	May 18, 2009	24,202	$21.95	May 18, 2019	$0
	February 23, 2010	188,342	$19.48	February 23, 2020	$0	PSU	29,085	$315,577
						RSU	9,695	$105,188
	February 22, 2011	183,296	$18.91	February 22, 2021	$0	PSU	36,579	$396,884
						RSU	12,193	$132,295

[1]	Stock options exercised or that have expired and RSUs and PSUs that have been paid out prior to December 31, 2011 are excluded.
[2]

The value of unexercised in-the-money stock options is at December 31, 2011 and is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2011, which was $10.85 per Common Share. The value of in-the-money stock options is zero in instances when the exercise price is higher than the closing price of Common Shares on the TSX on December 31, 2011.

[3]	The number of PSUs that have not vested is based on a performance factor of 100%. RSUs do not have a performance factor.
[4]	The market or payout value of PSUs and RSUs that have not vested is based on the closing price of Common Shares on the TSX on December 31, 2011, which was $10.85 per Common Share.
[5]	The amounts shown include the value of DSUs that are payable after the executive leaves the Company, described in further details under the “Additional Disclosure” section.

Manulife Financial Corporation Proxy Circular	46

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards		Share-Based Awards - Value Vested During the Year ($)[3]	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)[4]
	Value Vested During the Year ($)[1]	Value Received During the Year ($)[2]
Donald Guloien	$411,181	$0	$2,165,349	$1,584,435
Michael Bell	$0	$0	$535,220	$499,097
Paul Rooney	$129,231	$0	$507,346	$534,240
Warren Thomson	$207,318	$0	$674,720	$549,271
James Boyle	$207,318	$0	$674,720	$480,612

[1]	The total value of stock options that vested during 2011. The value is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX on the vesting date.
[2]	There were no stock options exercised and no option gains realized during 2011 by any NEO.
[3]	The total value includes the portions of RSUs and PSUs granted in 2009 and 2010 that vested and paid out in 2011 as described under “2011 Medium-Term Incentive Plan Results” on page 41.
[4]	The total value of annual cash incentive awards for 2011. Annual incentive awards are also reported in the “Summary Compensation Table” above.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from December 31, 2006 to December 31, 2011 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index over the same time period.

Performance Graph

Manulife Financial Corporation Proxy Circular	47

A significant portion of NEO compensation is equity-based and, as such, the compensation earned by NEOs is closely tied to the cumulative shareholder return shown in the Performance Graph above. The following graph compares the compensation received and change in equity value1 for NEOs2 over the last 5 years to the total shareholder return3 and demonstrates the strong relationship between compensation and share performance. The compensation in the graph includes the compensation received by the NEOs in a given year and the change in equity value. Compensation received includes salary, annual incentive earned, RSU and PSU payouts upon vesting and gains realized from option exercises. Change in equity value is the change between the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the year and the value of outstanding RSUs, PSUs, stock options and DSUs held by the NEOs on December 31 of the previous year.

Compensation Received and Change in Equity Value

	2007	2008	2009	2010	2011
Compensation Received and Change in Equity Value[1] for NEOs[2]	$38M	($175M)[4]	$21M	$7M	$4M
Total Shareholder Return[3]	5%	(47%)	(3%)	(8%)	(34%)

1	Compensation received and change in equity value for NEOs is the sum of:
•	Cash compensation received by the NEOs for a given year, including salary, annual incentive earned, RSU and PSU payouts upon vesting and gains realized from option exercises, and
•

The change between the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the year and the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the previous year.

2	The NEOs in each of the last five years were:
•	2011: Messrs. Guloien, Bell, Rooney, Thomson and Boyle;
•	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire;
•	2009: Messrs. Guloien, Bell, DesPrez, Boyle and Thomson;
•	2008: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez and Boyle; and
•	2007: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez and Bisnaire.
3	Total shareholder return is the difference between the total cumulative shareholder return for Manulife, as reported in the Performance Graph above, on December 31 of the year and on December 31 of the previous year, expressed as a percentage. Total shareholder return reflects the gain (or loss) by shareholders during a given year, inclusive of any dividends received.
4	The year-over-year decrease in the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs at the end of 2008 was greater than the cash compensation received by NEOs for that year.

Additional Disclosure

Medium-Term Incentive

Under Manulife’s Restricted Share Unit Plan, both RSUs and PSUs may be granted. RSUs and PSUs vest within 3 years and are paid at the end of the award term based on the Common Share price. PSUs are also subject to performance conditions that are approved by the Board. RSUs and PSUs are credited with additional units when dividends are paid on Common Shares. The Company does not issue any Common Shares in connection with RSUs and PSUs.

The 2011 PSUs and the second tranche of the 2010 PSUs are subject to the following performance vesting conditions over the applicable performance period:

•

Net income attributed to shareholders (25% weighting) - Net income attributed to shareholders is tied to Manulife’s strategic plan and therefore maintains clear alignment between senior management and shareholder interests.

•

ROE (25% weighting) - ROE represents the net income available to common shareholders as a percentage of the capital deployed to earn the income. ROE is a key performance metric not only of profitability, but also of how effectively the Company manages shareholders’ capital.

•

MCCSR ratio (50% weighting) - The MCCSR ratio is a regulatory target ratio used by OSFI to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders. Initiatives to increase the level of this ratio tend to have an offsetting impact on corresponding financial measures such as the ROE.

Manulife Financial Corporation Proxy Circular	48

The minimum payout for PSUs is zero and the maximum payout is 150% of the number of units vesting. For PSUs awarded after 2010, the Board has the discretion to adjust payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.

Stock Options

Stock options are awarded in February of each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. Stock options typically vest 25% per year over 4 years. The exercise price is equal to the higher of the closing price of Common Shares as reported on the TSX on the last trading day before the date of grant and the average closing price of Common Shares on the TSX for the five trading days before the grant date. Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.

The Company does not grant stock options when the Company’s reporting insiders are prohibited from trading, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back-dating.

Stock options can also be granted to select new executives at time of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

The Executive Stock Option Plan (“ESOP”) was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the ESOP. No amendment may be made to the ESOP without the approval of the Company’s shareholders.

Deferred Share Units (Cash Settled)

DSUs entitle holders to receive cash equal to the market value of the same number of Common Shares when the DSUs are paid out. In 2011, under the Company’s deferred compensation programs, executives in Canada and the U.S. were provided the opportunity to elect to exchange all or a portion of their annual incentive payment, RSUs or PSUs, into DSUs, subject to local tax rules and rulings. DSUs assist executives in meeting the Company’s executive share ownership guidelines. All DSUs are credited with additional units when dividends are paid on Common Shares. DSUs cannot be redeemed until an executive leaves the Company. DSUs are only transferable upon death.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer base salary, annual incentive or vested RSUs into a deferred compensation account.

Total Stock Options and DSUs Outstanding

The maximum number of Common Shares issuable under the ESOP is 73,600,000, representing 4.1% of Common Shares outstanding as at March 13, 2012. A total of 18,614,617 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.0% of Common Shares outstanding as at March 13, 2012. The maximum number of Common Shares that may be issued within one year or issuable at any time under the ESOP together with all other share based compensation arrangements to any one participant, or to insiders in aggregate, cannot exceed 5% and 10%, respectively, of the outstanding Common Shares.

The total number of stock options, share-settled DSUs outstanding and securities available for future grant under the ESOP, the Directors Equity Incentive Plan and the Stock Plan for Non-Employee Directors as of December 31, 2011 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	35,077,766	1.89%	19,037,937	1.02%
DSUs	1,579,802	0.09%
Directors Equity Incentive Plan	54,000	0.003%
Stock Plan for Non-Employee Directors	555,852	0.03%
Total	37,267,420	2.01%	19,037,937	1.02%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates for the past three years are as follows:

	2011	2010	2009
Overhang[1]	3.03%	3.09%	3.17%
Dilution[2]	2.01%	2.06%	2.06%
Burn Rate[3]	0.22%	0.33%	0.49%

[1]

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

[2]

Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

[3]

Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

Manulife Financial Corporation Proxy Circular	49

Cost of Management Ratio

The following table shows the aggregate cost of NEO total compensation in 2009, 2010 and 2011 as a percentage of the Company’s net income attributed to shareholders:

Year	NEO Total Compensation ($ thousands)	Net Income Attributed to Shareholders[1] ($ thousands)	NEO Total Compensation as a Percentage of Net Income Attributed to Shareholders
2011	23,260	129,000	18.03%[2]
2010	21,671	(391,000)	(5.54%)[3]
2009	26,605	1,402,000	1.90%

1	The results for 2009 and 2010 were calculated in accordance with Canadian GAAP prior to the adoption of IFRS.
2	Based on net income excluding the direct impact of equity markets and interest rates of $1,193,000, the percentage would have been 1.95%.
3	Due to the net loss in 2010, NEO compensation as a percent of net income attributed to shareholders does not provide a useful comparison.

Note: The NEOs in each of the last three years were:

•	2011: Messrs. Guloien, Bell, Rooney, Thomson and Boyle
•	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire
•	2009: Messrs. Guloien, Bell, DesPrez, Boyle and Thomson

Disclosure Under FSB Principles and Basel Commission for Banking Supervision Pillar 3 Requirements

The Report of the Management Resources and Compensation Committee on page 28 discloses the composition and mandate of the Management Resources and Compensation Committee. In addition, the decision-making process used to determine the Company-wide compensation program and the most important design characteristics of our compensation program are set out in the Executive Compensation section of the Proxy Circular.

The tables below provide aggregate information on compensation in respect of 2011 for employees whose actions have a material impact on the Company’s risk exposure (“Material Employees”). Material Employees include all the members of the Company’s Executive Committee as of December 31, 2011.

Compensation Awarded in Respect of 20111

Number of Material Employees	Total Compensation ($ thousands)	Fixed Compensation ($ thousands)	Variable Compensation[2] ($ thousands)		Non-Deferred Compensation ($ thousands)	Deferred Variable Compensation[3] ($ thousands)	Sign-on Payments[4] ($ thousands)	Severance Payments ($ thousands)
12	34,732	7,490	AIP	6,847	14,337	20,395	None	None
			RSUs	3,347
			PSUs	6,931
			Stock Options	10,117

			Total:	27,242

[1]

Compensation awarded in US$ was converted to Canadian dollars at an exchange rate of $0.9866 per US$1.00 for Fixed Compensation, $0.9965 per US$1.00 for AIP, and $0.98592 per US$1.00 for all other variable compensation.

[2]	Represents the total of AIP and grant values of RSUs, PSUs and stock options. All Material Employees received incentive awards in 2011.
[3]	Represents the total grant values of RSUs, PSUs and stock options.
[4]

Manulife did not provide sign-on or guaranteed bonuses to members of the Executive Committee in 2011. Under Manulife’s policy, awards of deferred cash payment or equity grants can be made to new hires to replace compensation that would be payable by the executive’s former employer, but that would be forfeited following termination.

Deferred Compensation Outstanding

Number of Material Employees	RSUs/PSUs[1]		Stock Options[2]		Total Value Of Deferred Compensation Outstanding at Year End ($ thousands)	Deferred Compensation Paid Out in the Fiscal Year[3] ($ thousands)	Value of Deferred Compensation Granted in 2011 ($ thousands)	Implicit Change in Deferred Compensation Value[4] ($ thousands)
	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)
12	0	15,888	0	0	15,888	6,962	10,278	(15,609)

[1]	The values for RSUs and PSUs is based on the closing price of Common Shares on the TSX on December 31, 2011, which was $10.85 per Common Share.
[2]

The value for vested and unvested unexercised in-the-money stock options is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2011, which was $10.85 per Common Share.

[3]	Represents the total value of RSUs and PSUs vested and paid out and any gains from stock options exercised in 2011.
[4]

The Implicit Change in Deferred Compensation Value represents the increase (or decrease) in value of the Deferred Compensation which is attributable to the change in the share price and performance vesting conditions, as applicable.

Manulife Financial Corporation Proxy Circular	50

2012 Compensation Program Highlights

Manulife reviews its compensation program regularly to ensure it remains competitive, and is aligned with the long-term interests of the Company, its shareholders, regulators and employees. Based on the current review, a few refinements were made to the 2012 plan.

Minimizing existing risks and reducing potential risk exposures remains a top priority for the Board and management. For 2012, the Board has reviewed and approved risk reduction targets and will monitor progress quarterly. These targets and other risk management objectives continue to be explicitly factored into the calculation of the Operating Targets and Strategic Initiatives components of the balanced scorecard. At the end of the year, the Board will assess progress made against the targets and may adjust payouts under the short-term or medium-term incentive plans up or down to reflect progress.

Under the AIP, the Company Performance Score for Senior Executives will continue to be capped if the net income attributed to shareholders is below the target, resulting in a reduced score. The Board has the discretion, but not the obligation, to adjust for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate in terms of rewarding executives and employees for actions taken and results produced during the period in question.

For medium-term incentives (PSUs), the MCCSR capital ratio will continue to be a key metric (weighted at 50%) to reinforce the focus on risk management and capital management, along with the two financial metrics of net income attributed to shareholders and ROE (each weighted at 25%). The Board has discretion to adjust the PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets. The 2012 PSUs are subject to three distinct performance periods consistent with the established 2012-2015 strategic plan.

The compensation mix for executives will remain the same in 2012, with the exception of the medium-term and long-term incentive pay mix for the members of the Executive Committee, which was changed to 25% RSUs, 25% PSUs and 50% stock options to be consistent with all Executive Vice Presidents and those of our peer companies.

A new clawback policy was approved by the Board for all executives at the Vice President level and above. Under the policy, the Board has the discretion to recoup or cancel incentive compensation in the event of fraud or serious misconduct by an executive.

Deferred cash awards were made on a one-time basis to a limited number of high performing and high potential employees to appropriately recognize them for their contribution. These awards will be paid out at the end of 2012 and were not made to any of the NEOs.

Talent and Succession Planning

The Company has a comprehensive integrated talent and succession planning process applicable to all executives. The Company’s objective is to have high performing individuals in critical roles across the Company and to ensure there is solid, talented bench strength to fill these roles in the future. Manulife believes in the importance of accelerated career development of high potential and high performing employees through meaningful and varied work experiences, cross-divisional/global mobility and formal development. Talent priorities are:

•	The acquisition and retention of early career, high potential talent;
•	The selective external hiring of seasoned, exceptional executives;
•	The early identification and assessment of high performers and focused development of those with potential;
•	Maintaining and monitoring engagement, driving high performance and retention; and
•	Significant differentiation of compensation for high performing and high potential employees.

Manulife’s succession strategy is a blend of promotion from within and external sourcing for key positions, where appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by leadership change, maintains consistency in business strategy and practices, and at the same time allows for different perspectives and fresh thinking from outside the Company. Deriving the majority of succession placements from internally developed candidates assists in retaining high potential executives.

Management also focuses attention on executives below this level to ensure there is a well-trained, high-performing pool of executives with a broad range of business and functional experience and who contribute to a common culture and values for building a sustainable, high performing Company.

The Management Resources and Compensation Committee meets annually to review the depth of the talent pool and, in camera with the CEO, to review the succession capacity for critical roles in the Company. The committee also reviews the succession plan for all Senior Executives, including the CEO.

The succession process for the CEO has historically been governed by the Corporate Governance and Nominating Committee. Starting in 2011, this became the responsibility of the Management Resources and Compensation Committee. See the Report of the Management Resources and Compensation Committee on page 28 and the Statement of Corporate Governance Practices on page 60 for further details on the succession process for the CEO and executives.

Manulife Financial Corporation Proxy Circular	51

Pension Plans

The Company has long recognized the financial exposure associated with traditional defined benefit pension plans and, as such, has been closing these plans to new members and replacing them with capital accumulation-type retirement plans.

Capital accumulation plans include cash balance, 401(k) and defined contribution plans under which the Company’s favoured approach is to allocate a fixed percentage of each employee’s pensionable earnings taking median market practice into account. To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements, which are for the most part unfunded. Executives entitled to supplemental arrangements must comply with non-solicit and, at the most senior levels, non-compete provisions to receive full payment of their supplemental retirement benefits.

Messrs. Guloien and Rooney participate in the registered and supplemental defined benefit pension arrangements in Canada while Messrs. Bell and Thomson participate in the registered and supplemental defined contribution pension arrangements in Canada. Mr. Boyle participates in the Company’s U.S. pension arrangements, which include a qualified defined benefit cash balance plan, a qualified 401(k) plan and a non-qualified defined contribution plan. While in the United States from 2007 to 2009, Mr. Thomson participated in the U.S. pension arrangements.

Pension Table - Defined Benefit Plans

The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements:

•	Years of credited service as at December 31, 2011 and as at the normal retirement age of 65;
•	The estimated annual benefit accrued, or earned, for service up to December 31, 2011 and up to the normal retirement age of 65; and
•	A reconciliation of the accrued obligation from December 31, 2010 to December 31, 2011.

Name	Number of Years of Credited Service		Annual Benefits Payable at Age 65[1]		Accrued Obligation at December 31, 2010[2]	2011 Compensatory		2011 Non- Compensatory[5]	Accrued Obligation at December 31, 2011[2]
						Service Cost[3]	Other[4]
	December 31, 2011	Age 65	December 31, 2011	Age 65
Donald Guloien [6]	30.8	35.0	$1,181,500	$1,200,000	$11,342,000	$586,300	$0	$1,567,000	$13,495,300
Paul Rooney [7]	25.4	35.0	$ 489,800	$672,900	$4,172,800	$207,400	$146,800	$803,400	$5,330,400
Warren Thomson [8]	3.0	3.0	$10,400	$10,400	$84,200	$0	$0	$6,900	$91,100
James Boyle [8]	19.6	32.0	$115,000	$134,700	$730,800	$19,700	$0	$88,000	$838,500

[1]

The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed below where applicable, and are payable in the normal form, as described below in the “Summary of Defined Benefit Plans” on page 53, from age 65.

[2]

The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Company’s 2010 consolidated financial statements or Note 17 of the Company’s 2011 consolidated financial statements, as applicable.

[3]

The service cost shown under the 2011 Compensatory column is the value of the projected pension earned for service during 2011. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 17 of the Company’s 2011 consolidated financial statements.

[4]

Other values shown, if any, under the 2011 Compensatory column would include the impact of any plan amendments and of any differences between actual and assumed compensation. For Mr. Rooney, the amount is related to past service and reflects the higher than assumed increase in his pensionable earnings.

[5]

The 2011 Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Messrs. Thomson and Boyle, any amounts due to currency fluctuations. For Messrs. Guloien and Rooney, the amounts are largely due to the reduction in the discount rate used to measure pension obligations as at December 31, 2011.

[6]

Mr. Guloien’s annual benefit accrued to December 31, 2011, and to age 65, is based on his grandfathered annual benefit accrued as at December 31, 2006, using his credited service and pensionable earnings to that date. All amounts shown for Mr. Guloien reflect the enhancement made to his grandfathered benefit upon his appointment as President and CEO on May 7, 2009, as discussed below in the “Summary of Defined Benefit Plans” on page 54. Mr. Guloien will have accrued the maximum annual pension as of May 6, 2012.

[7]

The annual benefits accrued to December 31, 2011, and to age 65, for Mr. Rooney are based on his current pensionable earnings and his credited service to the date or age stated. Currently, Mr. Rooney’s pension does not exceed the annual maximum pension, as discussed below in the “Summary of Defined Benefit Plans” on page 53. Mr. Rooney will reach his 35 year credited service maximum in 2021.

[8]

The annual benefits accrued to December 31, 2011, and to age 65, for Messrs. Thomson and Boyle, are the estimated benefits payable from age 65 that could be provided under the qualified and the closed non-qualified cash balance plans for U.S.-based employees.

Notes:

•

The values shown above for Messrs. Guloien and Rooney include pension benefits provided by the Canadian Staff Pension Plan and their respective individual supplemental retirement agreements and reflect the limits discussed below in the “Summary of Defined Benefit Plans” on pages 53 and 54.

•

For Messrs. Thomson and Boyle, the values include pension benefits provided by the John Hancock Financial Services, Inc. Pension Plan, and by the Manulife Financial U.S. Supplemental Cash Balance Plan for service up to December 31, 2007, and exclude any benefits from the U.S. defined contribution plans. Details regarding entitlements for Messrs. Thomson and Boyle under the latter plans are set out in the defined contribution section that follows.

•

Benefits under the U.S. cash balance plans are determined and paid in U.S. dollars. The amounts noted in the table above have been converted using exchange rates of $0.9946 per US$1.00 as at December 31, 2010 and $1.0170 per US$1.00 as at December 31, 2011. Amounts other than year end balances have been converted using an average 2011 exchange rate of $0.9893 per US$1.00. These exchange rates are the same as those used in the Company’s 2011 consolidated financial statements.

•	All members are currently vested in their pension entitlements earned to December 31, 2011.
•	The amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans.
•	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.
•

The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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Pension Table - Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2010 to December 31, 2011 for each NEO participating in the Company’s defined contribution pension arrangements.

Name	Accumulated Value at December 31, 2010	2011 Compensatory		2011 Non-Compensatory[4]	Accumulated Value at December 31, 2011
		Service Cost [2]	Other [3]
Michael Bell	$215,400	$112,700	$0	$1,400	$329,500
Warren Thomson [1]	$963,700	$103,000	$0	($26,100)	$1,040,600
James Boyle [1]	$588,100	$76,500	$0	($1,500)	$663,100

[1]

Benefits for Messrs. Thomson and Boyle under the U.S.-based 401(k) plan and the non-qualified defined contribution plan are determined and paid in U.S. dollars. The amounts shown have been converted using exchange rates described in the Notes to the Defined Benefit Pension Table above.

[2]

The service cost shown under the 2011 Compensatory column is the aggregate of those amounts contributed, and those amounts notionally credited, by the Company to each NEO’s account under the plans during 2011.

[3]

Other values shown, if any, under the 2011 Compensatory column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There are no such above-market or preferential notional credits provided under the Company’s defined contribution pension plans.

[4]

The 2011 Non-Compensatory value includes any contributions made to the plans by the NEOs, all investment income credited during the year on the account balances and any amounts due to currency fluctuations.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements with these executives, 16 of whom (including Messrs. Guloien and Rooney) continue to be covered under such agreements. These agreements provide unfunded supplemental pension benefits to these executives and are not registered for tax purposes.

Under these agreements, pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

•	years of credited service (up to 35) multiplied by
•	the sum of:
-	1.3% of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and
-	2% of the excess of pensionable earnings over the final average YMPE ($47,267 for 2011).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada), but includes the pension payable from the Canadian Staff Pension Plan.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

The normal form of pension is payable for the life of the executive, with a minimum guarantee of 120 monthly payments. Payment options of equivalent value are also available. Without a written waiver from the spouse, a married member must take a reduced pension of equivalent value that guarantees 60 months of payment and, after the member’s death, continues to provide at least two thirds of the member’s pension to the member’s spouse for his or her lifetime. With the waiver, a married member may elect another payment option with less than two thirds of the member’s pension continuing to the surviving spouse.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000.

The annual pension payable upon retirement under the normal form of the defined benefit plan is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service, as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

Pensions earned up to December 31, 2006 which exceed the caps were grandfathered so that the actual pension payable at retirement would not be less than the pension earned to December 31, 2006, reduced for early commencement, as applicable.

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For Mr. Guloien, the cap was his annual grandfathered pension of $1,039,200 that was earned to December 31, 2006. Effective with his appointment as President and CEO on May 7, 2009, the cap on his annual pension was increased to $1,200,000. This increase is being phased in uniformly over the period from May 7, 2009 to May 6, 2012. As a married member, the actual amount of pension payable to Mr. Guloien is subject to the spousal pension requirements and the corresponding adjustments, as described above.

Under the individual supplemental retirement agreements, all executives are bound by a non-compete provision during the 24-month period following their date of termination or retirement. Should an executive breach this provision, the pension due under the agreement is reduced by one-third.

U.S.

During 2011, Mr. Boyle earned pension benefits through membership in the following retirement plans:

•	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;
•	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan; and
•	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

Mr. Thomson maintains the benefits he accrued under these plans from 2007 to 2009 inclusive.

In addition, Messrs. Thomson and Boyle have accrued benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan, a non-qualified cash balance plan under which benefit accruals ceased as of December 31, 2007.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed below in the Summary of Defined Contribution Plans section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan, upon commencement of employment. Under the plan, a notional cash balance account is established for each participant. The account receives Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$245,000 for 2011). Eligible compensation is calculated as base salary plus annual incentive. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Benefits payable at the normal retirement age of 65, or at any retirement age, are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

When the qualified pension plans in the U.S. were merged into the John Hancock Financial Services, Inc. Pension Plan, participants with at least 10 years of service, who had been active participants under the former John Hancock U.S.A. Pension Plan as of December 31, 2007, were granted Company transition credits. These credits ranged from 2% to 4% of eligible compensation, based on the participant’s years of service on January 1, 2008, and helped compensate for the reduction in benefit accruals under the harmonized cash balance contribution credit formula. The transition credit for Mr. Boyle was 3.0% but he stopped receiving this credit as of December 31, 2011.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a non-contributory, non-qualified and unfunded defined benefit cash balance plan. Participants stopped receiving Company contribution credits as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the 7th month after the member leaves the Company.

Under this non-qualified cash balance plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18-month period following termination or retirement for Executive Vice Presidents and during the 24-month period following termination or retirement for Senior Executive Vice Presidents. Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified cash balance plan may be forfeited.

Summary of Defined Contribution Plans

Canada

Executives hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999 also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 0.5% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings for officers include base salary and annual incentive. Contributions

Manulife Financial Corporation Proxy Circular	54

in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($22,970 in 2011). The investment of the contributions is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. Executives are first eligible upon attaining the level of Vice President or higher. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $183,760 in 2011. Pensionable earnings include base salary and annual incentive, including the amount elected to be taken in the form of DSUs. A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum.

Under the Supplemental Defined Contribution Plan, all executives are bound by a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives, who were hired into or promoted to a Senior Vice President or higher level position on or after May 1, 2007, are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18 month period following termination or retirement for Executive Vice Presidents and during the 24 month period following termination or retirement for Senior Executive Vice Presidents, but only in respect of pension benefits earned after the date of hire or promotion, as applicable. Should an executive breach either of these provisions, the full amount of the pension benefits due under the supplemental plan may be forfeited.

U.S.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary under the 401(k) plan in 2011 was US$245,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan, the prior non-qualified plan. Notional accounts have been created for each participant and are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation permitted under qualified plans (US$245,000 for 2011). Eligible compensation is calculated as base salary and annual incentive, including any deferred compensation such as amounts elected to be taken in the form of DSUs. The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Under the non-qualified defined contribution plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18 month period following termination or retirement for Executive Vice Presidents and during the 24 month period following termination or retirement for Senior Executive Vice Presidents. Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified defined contribution plan may be forfeited.

Manulife Financial Corporation Proxy Circular	55

Termination and Change in Control Benefits

The following table summarizes the incremental payments that would be provided to each NEO at, following, or in connection with one of the termination scenarios below. The actual amount an NEO would receive on a termination of employment can only be determined at that time since it will depend on a number of variables, such as the NEO’s age and years of service and the Common Share price. This information below is as at December 31, 2011 for all NEOs except for Mr. Bell. The information with respect to Mr. Bell’s entitlement is as at February 8, 2012. As described below, Mr. Bell entered into an amended employment agreement on that date.

Name	Type of Payment	Resignation[1]	Termination with Cause[2]	Termination without Cause[3]	Retirement (Early or Normal)[1]	Change in Control[4]
		($)	($)	($)	($)	($)
Donald Guloien	Total Severance Additional PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	6,119,600 0 6,119,600	0 0 0	5,442,850 2,996,128 8,438,978
	Incremental Pension Amount[6]	0	0	0	0	18,500
Michael Bell	Total Severance Additional PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	2,071,860 0 2,071,860	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a
Paul Rooney	Total Severance Additional PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	- 0 -	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a
Warren Thomson	Total Severance Additional PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	- 0 -	0 277,620 277,620	n/a n/a n/a
	Incremental Pension Amount	0	0	0	0	n/a
James Boyle	Total Severance Additional PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	- 0 -	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a

[1]	Upon resignation or retirement, no severance is paid. For purposes of the treatment of equity-based awards, Messrs. Guloien and Thomson are eligible for early retirement and Messrs. Bell, Rooney and Boyle are not eligible for early or normal retirement.
[2]	Upon a termination with cause, no severance is paid, employment terminates immediately and PSUs, RSUs, stock options and supplemental pension are forfeited.
[3]

Upon a termination without cause, Mr. Guloien’s employment agreement entitles him to 2 times annual salary, 2 times target annual incentive, 2 times annual EFSA and continuation of group insurance benefits coverage (excluding life and disability insurance coverage) for 2 years. If Mr. Guloien’s severance is paid as a lump sum, his unvested options continue to vest for 90 days after the termination date and he may exercise his vested options for up to 2 years after the termination date. If Mr. Guloien’s severance is paid as periodic payments, his equity-based awards will continue to vest and be exercisable over the payment period, thereby increasing the severance entitlement to $9,115,728 assuming the maximum 2 years of periodic payments. These entitlements are conditional on Mr. Guloien signing a Full and Final Release, one of the terms of which requires him to confirm that he remains bound by the confidential information, intellectual property, non-solicitation, non-competition and non-disparagement covenants in his employment agreement, all of which continue to apply indefinitely except that the non-solicitation covenant applies for 2 years following Mr. Guloien’s termination date and the non-competition covenant for 1 year following Mr. Guloien’s termination date. In the event of Mr. Guloien’s breach of any of these covenants, Manulife would be entitled, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court. The employment agreements for Messrs. Rooney, Thomson and Boyle do not stipulate their severance entitlements. See “Amended Employment Agreement for Chief Financial Officer” on page 57 for Mr. Bell’s entitlements. For all NEOs, equity-based awards will be treated in accordance with the applicable awards and plans, unless the NEO has an employment agreement and such agreement indicates otherwise. For more information, see “Medium-Term and Long-Term Incentives” on page 36.

[4]	Under Mr. Guloien’s change in control agreement, he is entitled to payment of 3 times annual salary, payment of 3 times his average annual incentive awarded in the prior 3 years, full vesting and payment of outstanding awards, including those granted within the past year, full pension accrual until May 6, 2012, continued group insurance benefit coverage (excluding life and disability insurance coverage) for up to 3 years, 2 years eligibility for relocation benefits under the Company’s relocation policy, extension of the stock option exercise period until the later of 1 year after the date of termination and the date specified in the applicable award (but in no event later than the option expiry date) and, irrespective of a termination of employment, entitlement to acceleration and vesting of all existing awards if upon a change in control a successor employer does not assume or honour Mr. Guloien’s existing medium-term and long-term incentive plans and/or provide equivalent substitute plans.
See “Change in Control Agreements” below. Messrs. Bell, Rooney, Thomson and Boyle do not have change in control agreements.
[5]	Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on the closing price of Common Shares on the TSX on December 31, 2011, which was $10.85 per Common Share. All unvested stock options are underwater due to the exercise price being higher than the closing price of Common Shares on the TSX on December 31, 2011.
[6]	The pension amount shown for Mr. Guloien is the additional accrued and unreduced lifetime pension to which he would have become entitled had his employment been terminated due to a change in control.

Change in Control Agreements

Mr. Guloien entered into a change in control agreement when he was appointed President and CEO in May 2009. This agreement protects shareholder interests by removing the distractions of a change in control and allowing Mr. Guloien to focus on the business, by providing security and incentives to remain with the Company. Mr. Guloien’s change in control agreement is subject to a double trigger provision that requires payments only if there is both a Change in Control and a termination of employment, either without cause or for Good Reason, as defined in the agreement, within a specified protection period starting 90 days before and ending 24 months after a Change in Control, except where a successor employer does not assume or honour the existing medium-term and long-term incentive plans and/or provide equivalent substitute plans, then Mr. Guloien is entitled to acceleration and vesting of all existing awards, irrespective of a termination of employment. Under the agreement, “Change in Control” can generally be described to include any one of the following events:

•	The incumbent Directors cease for any reason to constitute at least a majority of the board.
•	Any party becomes a beneficial owner holding directly or indirectly 20% of the Company’s voting shares (excluding government agencies, for which the percentage is 35%).

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•

The Company’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of the Company’s shareholders, unless immediately following the transaction the Company’s shareholders retain majority voting control, no person would beneficially own 35% or more of the Company’s voting shares, and the incumbent Directors constitute a majority of the board.

•

The Company’s shareholders approve the complete liquidation or dissolution of the Company or the sale of the Company’s assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of the Company voting shares and the incumbent Directors constitute a majority of the board.

•	Management of the Company is transferred to a non-affiliated party.

Amended Employment Agreement for Chief Financial Officer

On February 9, 2012, the Company announced that Michael Bell will be leaving the Company. He will be moving back to Philadelphia to join his family who had moved back to Philadelphia in June 2011. The Company and Mr. Bell have come to a mutual arrangement regarding his departure. Mr. Bell has agreed to remain with the Company to oversee its annual 2011 financial reports and to continue beyond that time to allow the Company to hire a replacement CFO and to allow for an orderly transition. However, no departure date has been determined. The terms and conditions of the mutual arrangement are contained in Mr. Bell’s amended employment agreement.

Under the amended employment agreement, Mr. Bell has given up his right to the severance payments set out in his original employment agreement. Instead, he will be entitled to receive US$2,100,000 payable as follows: (i) US$700,000 as soon as practicable after his termination date, (ii) US$700,000 by the 6-month anniversary of his termination date, in one or two lump sums depending on when during the year his termination date occurs, and (iii) US$700,000 in 12 equal installments, which will be paid on the 1st and 15th of each month starting after the 6 month anniversary of his termination date. Under his amended employment agreement, Mr. Bell has also given up his right to medium-term and long-term incentives for 2012 and beyond. However, if a successor CFO is not appointed by June 30, 2012, Mr. Bell will be entitled to receive a supplemental payment equal to the product of US$2,800,000 (which is the estimated incentive for 2012 based on target performance) multiplied by the number of days that he remains employed by the Company after January 1, 2012, divided by 365, payable 6 months after his termination date. Mr. Bell will be entitled to the payments described in this paragraph only if he remains with the Company until a successor CFO is appointed, unless no successor is appointed by December 31, 2012 and he elects to leave on or after that date. In that case, Mr. Bell will not be entitled to the US$2,100,000 amount described above, but he will be entitled to the above-noted supplemental payment. In addition, if Mr. Bell breaches his non-competition, non-solicitation or confidentiality covenants, Manulife will be entitled to damages, including by reimbursement of prior payments and set off of any future payments referred to in this paragraph. Further, if Mr. Bell fails to provide any required transition assistance, he will forfeit US$500,000 of any remaining payments due to him at that time.

RSUs, PSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, PSUs, stock options and DSUs upon retirement, death and resignation or termination without cause:

Award	Normal Retirement[1]	Early Retirement[2]	Death	Resignation or Involuntary Termination[3]
RSUs/PSUs	RSUs/PSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	Number of RSUs/PSUs is pro-rated and the pro-rated payment is made on the scheduled payout date, subject to any performance conditions.	RSUs/PSUs vest 100% and are payable as of the date of death. Performance conditions are waived.	RSUs/PSUs are forfeited.
Stock Options	Unvested options continue to vest over the remaining vesting period. Options can be exercised within three years.[4]	Unvested options terminate. Vested options can be exercised within three years.	Unvested options vest 100% and can be exercised within one year.	Unvested options are forfeited. Vested options may be exercised within 90 days unless extended as a result of eligibility for retirement.
DSUs	Can be redeemed by December 15th of the following year for executives in Canada and on the date designated on the executive’s deferral election form for executives in the United States.

[1]	Normal Retirement is met for equity grants in 2008 and beyond at age 65, or age 60 plus 10 years service, or age plus continuous service of 75, with a minimum age 55.
[2]	Early Retirement is met for equity grants in 2008 and beyond at age 55 plus 10 years service.
[3]	This may be subject to the terms of an NEO’s employment or separation agreement as set out in the “Termination and Change of Control Benefits” section on page 56.
[4]	Stock options granted prior to 2008 vest immediately upon normal retirement.

Notes:
•	Stock options, PSUs and RSUs are forfeited if an executive retires within one year of the grant date.
•

Stock options, PSUs and RSUs have post-employment conditions which may result in forfeiture of unvested awards in the event of a breach. For NEOs, two-year non-compete and two-year non-solicit obligations apply.

•	Beginning in 2012, stock options, PSUs and RSUs have a clawback provision which allows the Board to recoup or cancel incentive compensation in the event of fraud or serious misconduct by an executive.
•	Stock options, PSUs and RSUs are forfeited on a termination for cause.
•	Stock options, PSUs, RSUs and DSUs are transferable upon death to a beneficiary or an estate.

Manulife Financial Corporation Proxy Circular	57

Securities Authorized for Issuance Under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Executive Compensation” and “Director Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)
Equity compensation plans approved by security holders	37,267,420	$24.24	19,037,937

Directors’ and Executive Officers’ Indebtedness

As of March 1, 2012 the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $1,288,864. As of March 1, 2012, no Director had any indebtedness to the Company or any of its subsidiaries. In addition, as of March 1, 2012, no members of the Executive Committee had any indebtedness to the Company or any of its subsidiaries, other than routine indebtedness.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers, as defined under the Act, are in compliance with the provisions of SOX and the Act. Under those procedures, the Company and its subsidiaries (except Manulife Bank) will not make loans to Directors or senior officers. Manulife Bank may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

Additional Items

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$300 million. The current policy expires March 31, 2012. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or Company by-law provisions.

Additional Information

Financial information of the Company is provided in the Company’s consolidated annual financial statements for the year ended December 31, 2011 and Management’s Discussion and Analysis of the Company’s financial condition and results of operations for 2011.

The Company’s Annual Information Form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter, composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest Annual Information Form, the audited annual financial statements, Management’s Discussion and Analysis of the Company’s financial condition and results of operations for 2011, any interim financial reports filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request for a free copy of any such document to:

Shareholder Services
Manulife Financial Corporation
200 Bloor Street East, Toronto, ON M4W 1E5
Telephone:	1-800-795-9767
Fax:	416-926-3503
E-Mail:	shareholder_services@manulife.com

2011 Annual Report

The Company’s 2011 Annual Report is available on our website at www.manulife.com. You may also request a printed copy of the 2011 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number IR3821E for an English copy, or IR3821F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca

Fax:	905-696-8612 or
(North America Toll-free Fax: 1- 877-886-8854)

Phone:	905-696-8884, ext. 3 or
(North America Toll-free: 1-877-886-8853 ext. 3)

Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, ON Canada L5T 2Y9

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Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures referenced in this Proxy Circular include: net income excluding the direct impact of equity markets and interest rates; ROE; sales; deposits; and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For further information regarding the non-GAAP measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on the Company’s website at www.manulife.com.

Directors’ Approval

This Proxy Circular is dated as of March 13, 2012 and, except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 13, 2012

Schedule “A”	Statement of Corporate Governance Practices

The following highlights various elements of the Company’s corporate governance program.

Manulife is a strong believer that good corporate governance is critical to the Company’s long-term success and the protection of the interests of its many stakeholders. Manulife’s governance policies and practices are consistent with Manulife’s vision to be the most professional financial services organization in the world providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Regulatory Compliance

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (the “SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”).

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board is attached as Appendix “1”. The Mandate of the Board is also available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

The Board carries out its key duties of strategic planning, risk management oversight and succession planning established in its Mandate in the following ways:

Strategic Planning

•	Has an annual one day strategic planning session.
•	Annually approves the strategic plan, which takes into account the opportunities and risks of the business.
•	Annually reviews and approves the business plan, which includes the financial and operational plans, capital allocation and risk reduction plans.
•	Regularly discusses updates to and progress on implementation of the strategy.

Risk Management

•	Exercises oversight of risk management directly and through the Risk Committee, Audit Committee and the Management Resources and Compensation Committee.
•	Through the Risk Committee, reviews the principal risks and assesses whether the key risks of the Company have been identified.
•	The Risk Committee approves and assesses policies, procedures and controls to identify, assess and manage the Company’s principal risks.
•	The Risk Committee reviews the Company’s compliance with its risk management and legal and regulatory requirements.
•	The Risk Committee receives regular reports from management on the Company’s key risks, reviews the risk profile relative to the risk appetite and considers the appropriate balance of risk and return.
•

The Audit Committee reviews guidelines and policies governing the process by which risk assessment and management is undertaken. The Chief Risk Officer reports on the risk management process to the Audit Committee. The Audit Committee also receives key risk reports presented to the Risk Committee.

•

The Management Resources and Compensation Committee and the Risk Committee each review the alignment of the compensation program with sound risk management principles and the Company’s risk management objectives.

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Succession Planning

•

The Management Resources and Compensation Committee in conjunction with the Board is responsible for the succession process for the CEO and oversight of the succession process for the Senior Executives. This includes an annual review of the succession pool and gaps in the readiness and development plans.

•	The Management Resources and Compensation Committee annually reports to the Board on succession planning.
•	The Management Resources and Compensation Committee in conjunction with the Board annually reviews and assesses the contingency succession plans for the CEO.

Independence of the Board

The independence of the Board of Directors is fundamental to its stewardship role and its effectiveness. The Board Policies require that a majority of Directors be independent. Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined that based on a review of the governing definitions of “independence” under the NYSE Rules, the Governance Instrument, and the Audit Committee Instrument, an analysis of the relationships between each Director and the Company, and on advice from the Corporate Governance and Nominating Committee, that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and therefore does not meet the independence standards.

Board Interlocks

The Board does not set a formal limit on the number of its directors who serve on the same board of another company, but reviews interlocking board memberships as they arise. The following table sets out interlocking board memberships of the Company’s directors.

Company	Director	Committee Membership
Emera Inc.	Gail Cook-Bennett	Nominating and Corporate Governance Committee (Chair)
	Andrea S. Rosen	Audit Committee (Chair)

The Corporate Governance and Nominating Committee regularly determines whether a Director’s ability to serve the Company is impaired by external obligations. The Corporate Governance and Nominating Committee has determined that these interlocking board memberships do not impair the ability of these directors to act in the best interests of the Company.

Independence of the Chair of the Board

•	The positions of the Chair and the CEO are separate.
•	The Chair is an independent Director.
•	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.
•

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Corporate Governance and Nominating Committee:

•

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

•	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.
•

Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

•

Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified, whose skills and characteristics complement the existing mix, and are qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Directors are required to retire at the annual meeting following their 72nd birthday and may not be nominated for re-election. The Board may waive this requirement in special circumstances, having regard to the specific expertise of the Director and the needs of the Board at the time.

A Director is expected to submit his or her resignation to the Chair of the Board for consideration by the Board upon the recommendation of the Corporate Governance and Nominating Committee in certain circumstances, including where:

•	the Director is no longer qualified under the Act or other applicable laws to act as a director;
•	the Director’s status in terms of conflicts or credentials changes; or
•	the Director does not receive the required votes under the Majority Election of Directors policy.

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Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for the Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors in becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

The Corporate Governance and Nominating Committee is responsible for the new Director orientation and Director continuing education programs.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Corporate Governance and Nominating Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program includes the following:

•

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

•	New Directors meet with the Chair of the Board, the CEO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.
•	Committee Chairs arrange a specific committee orientation session for the new Director, which will include applicable members of management.
•

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, including the legal duties and obligations of a director of a public company, Board and Committee mandates, as well as background materials, including the Annual Information Form, Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

•	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

•

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, material regulatory developments, strategic issues, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

•

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. The Board generally meets in Boston, Massachusetts once each year and in Asia once every three years. In 2011, the Board instituted an additional education session for a subset of the Board in Asia, to occur once each year.

•

In 2011, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

•

Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis, and by management for emerging issues, new areas of business or other areas that management feels the Board should be made aware of in more depth.

•	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.
•

Directors may seek additional professional development education at the expense of the Company and are encouraged to do so. In 2011, several Directors participated in additional professional development respecting their roles as Directors and the business of the Company.

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As a result of the seven new Directors joining the Board in the past two years, a significant number of Director education sessions were held. The following chart illustrates the sessions held and the attendees during the past two years.

Topic	2010	2011	Presented By	Director Attendance
Global Restructuring of Financial Services and the Resulting Opportunities	✓		External Presenter	Full Board
U.S. Division Overview	✓	✓	U.S. Division	Full Board
Canadian Division Overview	✓	✓	Canadian Division	Full Board
Derivatives Primer	✓		External Presenter	Full Board
VA Product and Hedging	✓		Chief Risk Officer Chief Actuary	Full Board
Asia Division Presentations: • China • Competitive Landscape • Product Risk • Distribution	✓		Asia Division	Full Board
Canada-China Relations	✓		External Presenter	Full Board
Chinese Economy – Trading & Investment Relationship	✓		External Presenter	Full Board
Manulife’s Strategic Plan 2011-2014	✓		CEO	Full Board
China Economics	✓		External Presenter	Full Board
Regulatory Capital Presentation and Discussion		✓	OSFI	Full Board
The Continuing Economic Crisis and the Risks Ahead		✓	External Presenter	Full Board
Branding		✓	Human Resources Communications Public Affairs	Full Board

New Director Orientation Session:

➢     Human Resources - Key Priorities

➢     Business Development, Internal Audit, Legal, Information Technology

➢     Strategy Overview

➢     Investments Division - Key Priorities

➢     Overview of Manulife’s Businesses

	✓		Human Resources General Counsel CEO Investment Division U.S. Division	• Linda Bammann • John Palmer
New Director Orientation Session: ➢ Capital/Reserves ➢ Investment Division ➢ Corporate Development, Internal Audit, Legal, Compliance, Global IS Strategy		✓	Chief Actuary Investment Division General Counsel	• Joseph Caron • Donald Lindsay
New Director Orientation Session: ➢ Global HR Priorities ➢ Talent Management ➢ Rewards		✓	Human Resources	• Joseph Caron • Donald Lindsay • Andrea Rosen
New Director Orientation Session: ➢ Reserves/Valuation ➢ Manulife HR Priorities & Practices		✓	Chief Actuary Human Resources	• Joseph Caron • Tsun-yan Hsieh • Sheila Fraser • Donald Lindsay • Andrea Rosen
New Director Orientation Session: ➢ Products ➢ Capital		✓	Canadian Division U.S. Division Chief Actuary	• Joseph Caron • Sheila Fraser • Tsun-yan Hsieh • Donald Lindsay • Andrea Rosen

Board Access to Management

The Company provides both formal and informal means for the Board to interact with the Senior Executives. The Senior Executives attend the Board meetings and relevant committee meetings. Directors have access to the Senior Executives and are encouraged to raise any questions or concerns directly with the Senior Executives. The Board and Committee Chairs meet regularly with applicable Senior Executives.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2011, there were five standing committees of the Board: the Audit Committee; the Conduct Review and Ethics Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; and the Risk Committee.

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All committees have the following common characteristics:

•	Comprised solely of independent Directors.
•

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

•

Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting unless the committee agrees that it is not required.

•	Reviews its performance and its charter annually.
•	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit Committee

A description of the Audit Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Audit Committee on page 24. The Company’s Annual Information Form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter, composition, and the relevant education and experience of its members.

In 2011, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve on the Audit Committee is impaired in any way.

Conduct Review and Ethics Committee

A description of the Conduct Review and Ethic Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Conduct Review and Ethics Committee on page 27.

Management Resources and Compensation Committee

A description of the Management Resources and Compensation Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Management Resources and Compensation Committee on page 28.

Corporate Governance and Nominating Committee

A description of the Corporate Governance and Nominating Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Corporate Governance and Nominating Committee on page 22.

Risk Committee

A description of the Risk Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Risk Committee on page 26.

Independent Directors’ Meetings

At the end of each meeting of the Board and of its committees (except where members of the committee agree an in camera session is not required) the Directors meet in camera. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors. The Board also meets without management and non-independent Directors at the request of any independent

Director for all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

The independent Directors of the Board meet at least once each year to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and approve action plans resulting from the assessments. In 2011, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Board of Directors, Corporate Governance and Nominating Committee, Management Resources and Compensation Committee, Audit Committee and Risk Committee retained outside advisors in 2011.

Individual Directors may also retain outside advisors, at the Company’s expense with the approval of the Corporate Governance and Nominating Committee, to provide advice on any matter before the Board or committee.

Director Compensation and Share Ownership

The Board, with the assistance of the Corporate Governance and Nominating Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. See page 20.

Board Evaluation

The Corporate Governance and Nominating Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

•	Annual evaluation meetings between the Chair and each Director to discuss Board, committee and individual Director performance including a peer review.
•	Each Director completes a biennial written Board and Committee Effectiveness and Director Self-Assessment Questionnaire, which has been approved by the Corporate Governance and Nominating Committee.
•	The Board and Board committees are assessed against their mandates and charters.
•	Contributions of individual Directors are assessed against the applicable mandates.
•	The assessments of the Board and the committees focus on identifying areas for improvement.
•

The results of the assessments are compiled by the Chair of the Board and presented to the Corporate Governance and Nominating Committee and the Board. Based in part on the assessments, the committee identifies and recommends objectives for the coming year. The committee also considers whether any changes in the composition, structure or mandates of the Board or any committee are required.

•

Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Board’s objectives for the coming year recommended by the Corporate Governance and Nominating Committee.

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•	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.
•	Determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Management Resources and Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Management Resources and Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest. Any changes to an employee’s or Director’s status during the year is reported to the applicable human resources representative or Global Compliance.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Conduct Review and Ethics Committee and reports from the Global Compliance Chief.

The Global Compliance Chief reports at least annually to the Conduct Review and Ethics Committee on compliance with the Code, noting any alleged violations. The committee reports this compliance to the Board.

As part of the annual review, the Conduct Review and Ethics Committee receives the Global Compliance Chief’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone). In addition, the Audit Committee is notified of any alleged violations of the Code relating to accounting, internal controls or audit matters.

The Board, through the Management Resources and Compensation Committee, annually reviews the integrity of the CEO and the executive officers, and their promotion of a culture of integrity.

Conflicts of Interest

Directors and executive officers are required to disclose their interest in a material contract or material transaction with the Company. Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Company. If a director has a personal interest in a matter before the Board or a committee, he or she will not be present for or participate in the discussion or any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits written affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

The Company has policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal, Investor Relations and Communications, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Investment Officer, Chief Strategy Officer, Chief Actuary, the senior officer responsible for human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee reports, as appropriate, to the Audit Committee and Risk Committee.

The Company has also established a Risk Disclosure Committee. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations and Shareholder Services departments and to the media and employees through Communications.

Investor Relations provides an information report at each Board meeting on relative MFC share performance versus peer companies, corporate and rating actions for MFC and peer companies, issues raised by analysts and shareholders, and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and committee charters and other investor information.

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Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

Appendix “1”

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

•

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

•

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

•	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

•	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

Risk Management and Compliance

•

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

•	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

•	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.
•	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.
•	Oversee the Company’s general approach to human resources and compensation philosophy.
•	Review the succession plan for key executive positions including the CEO as updated from time to time.

Communications and Public Disclosure

•

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

•	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

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Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

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Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit Committee to assist in its review.

Corporate Governance

•	Review and approve the Company’s governance policies and practices, as updated from time to time.
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	65